This prospectus is filed
      pursuant to rule 424(b)(3)
      of the Securities Act
      of 1933

                             PROSPECTUS SUPPLEMENT

                                      TO
                         PROSPECTUS DATED MAY 13, 1998

                           (SEC File No. 333-48797)

                                RCN Corporation

                    Common Stock, par value $1.00 per share

The following text is added to the Prospectus:

Recent Developments

      On June 4, 1998 RCN announced its intention to commence developing advanced fiber optic networks in selected high density markets outside of the Boston to Washington, D.C. corridor. The Company is targeting selected markets in the western United States which represent approximately 2% of the geography of the U.S. but account for 12% of the U.S. telecommunications market based upon the number of telephone access lines. The Company expects that its initial west coast network will be developed in the San Francisco Bay Area, a market that benefits from high density, high per capita income and the highest Internet usage in the United States. RCN has submitted an application for competitive local exchange carrier ("CLEC") status in California, has identified the areas which will be covered by its "open video system" ("OVS") certification filing and has held initial meetings with several municipalities in the San Francisco Bay Area to discuss network deployment. The Company also expects its expansion to include selected markets in or near Southern California, Las Vegas and Phoenix. As is the case in its existing markets, the Company intends to focus on high density markets with favorable demographics, and to apply a subscriber-driven investment strategy, in developing new markets. The Company believes that its experience in the Northeast will provide it with a key strategic advantage. Subject to obtaining requisite regulatory approvals, the Company expects to commence initial network construction in the San Francisco Bay Area in 1999.

      As a result of more rapid deployment of its fiber optic network, the Erols and UltraNet acquisitions, and the anticipated development of new markets outside the Boston to Washington, D.C. corridor, the Company's capital expenditure program is being accelerated. The Company currently estimates that its capital expenditure requirements for the period from January 1, 1998 through 1999 will be approximately $850 million, which represents capital expenditures (including connection costs which will only be incurred as the Company obtains revenue-generating custom connections) of approximately $300 million in 1998 and approximately $550 million in 1999. Additional funds will be required to fund operating losses during this period. The proposed development of new networks in selected markets in the western United States will substantially increase the Company's capital requirements. The Company's initial network development plan for expansion into its target markets in the western United States will require funding of approximately $350 million (including operating losses) through the year 2000; however, the actual timing and amount of capital required may vary materially from the Company's initial estimates.

The following text is added to the Prospectus under the caption "Risk Factors --Ability to Manage Growth; Risks Related to Acquisitions"

      RCN recently announced its intention to commence developing advanced fiber optic networks in selected high density markets outside of the Boston to Washington, D.C. corridor, initially in the San Francisco Bay Area. There can be no assurance that the Company will be able to obtain the necessary regulatory and other approvals (including rights-of-way) on a timely basis, or at all. The proposed expansion into non-contiguous markets could place additional strain on management resources. Furthermore, although the Company believes that its experience in the Northeast will provide it with strategic advantages in developing new markets, there can be no assurance that the Company's experience in the Boston to Washington, D.C. corridor will be replicated in the western markets.

The following test is added to the Prospectus under the caption "Risks Relating to Provision of Internet Services"

      The Company's interconnection agreements with Bell Atlantic and other incumbent LECs entitle it, among other things, to collect reciprocal compensation payments from the incumbent LECs for local telephone calls terminating on the Company's facilities (as well as obligating the Company to make similar payments for outbound local calls it delivers to the incumbent
LECs). However, Bell Atlantic and other incumbent LECs have challenged the application of these reciprocal compensation provisions to calls terminating at ISP points of presence, based on the argument that Internet traffic is inherently interstate, not local, in nature. To date, 18 state PUCs have issued final orders on this issue (some of which are subject to court appeals), and every such order has affirmed (based on prior FCC decisions) that local calls to ISPs are subject to reciprocal compensation. In the Bell Atlantic region, the New York, Pennsylvania, Maryland, and Virginia PUCs have issued such orders, and a similar case is pending in Massachusetts. However, there can be no assurance that other state PUCs will not issue contrary rulings, or that the FCC decisions on which the favorable rulings are based will not be changed as a result of regulatory, legislative, or judicial action. In addition, there can be no assurance that the current reciprocal compensation arrangements will be renewed on their existing terms when they expire (in most cases, in mid-1999).

Attached is RCN Corporation's Form 10K/A for the fiscal year ended December 31, 1997.

                                   FORM 10-K/A
                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 1997

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                          Commission File No. 0-22825

                                RCN CORPORATION
             (Exact name of registrant as specified in its charter)

           Delaware                            22-3498533
 (State or other jurisdiction of             (I.R.S. Employer
  incorporation or organization)           Identification No.)

      105 Carnegie Center, Princeton, New Jersey            08540
       (Address of principal executive offices)           (Zip Code)

       Registrant's telephone number including area code:    609-734-3700
       Securities registered pursuant to Section 12(b) of the Act:   None

          Securities registered pursuant to Section 12(g) of the Act:
                    Common Stock, par value $1.00 per share
                                (Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                          X  Yes      No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. (X)

Number of shares of the Registrant's Stock ($1.00 par value) outstanding at February 28, 1998

                           28,889,584   Common Stock

Aggregate market value of Registrant's voting stock held by non-affiliates at February 28, 1998 computed by reference to closing price as reported by NASDAQ for Common Stock ($58.75 per share)

                        $  914,684,566   Common Stock

                      Documents Incorporated by Reference

1. Proxy Statement for 1998 Annual Meeting of Shareholders is incorporated by reference into Part I and Part III of this Form 10-K or any amendment to this Form 10-K.







     The information required under Item 13 of Part III is included in the definitive Proxy Statement to Registrant's Annual Meeting of Shareholders to be filed by Registrant with the Commission pursuant to Section 14 (a) of the 1934 Act, and is hereby specifically incorporated herein by reference thereto.

                                    PART IV

Item 14. Exhibits, Financial Statement Schedules and Report on form 8-K.

Item 14 (a)(1) Financial Statements:

        Consolidated Statements of Operations for the Years Ended December 31, 1997, 1996 and 1995.

        Consolidated Statements of Cash Flows for Years Ended December 31, 1997, 1996 and 1995.

        Consolidated Balance Sheets - December 31, 1997 and 1996.

        Consolidated Statements of Changes in Common Shareholders' Equity for Years Ended December 31, 1997, 1996 and 1995.

        Notes to Consolidated Financial Statements

        Report of Independent Accountants

Item 14 (a)(2) Financial Statement Schedules:
        Description

        Condensed Financial Information of Registrant for the Year Ended December 31, 1997. (Schedule I)

        Valuation and Qualifying Accounts and Reserves for the Years Ended December 31, 1997, 1996 and 1995 (Schedule II)

        All other financial statement schedules not listed have been omitted since the required information is included in the consolidated financial statements or the notes thereto, or are not applicable or required.

Item 14 (a)(3) Exhibits:

     Exhibits marked with an asterisk are filed herewith and are listed in the index to exhibits of this Form 10-K/A. The remainder of the exhibits have been filed with the Commission and are incorporated herein by reference.

(2)  Plan of acquisition, reorganization, arrangement and Report on Form 8-K

  (a) Form of Distribution Agreement among C-TEC Corporation, Cable Michigan, Inc. and the Registrant is incorporated herein by reference to Exhibit 2.1 to the Company's Amendment No. 2 to Form 10/A filed September 5, 1997 (Commission File No. 0-22825.)

  (b) Agreement and Plan of Merger dated as of January 21, 1998 among Erols Internet, Inc., Erol Onaran, Gold & Appel Transfer, S.A., RCN Corporation and ENET Holding, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K ("Form 8-K") filed on March 6, 1998) (Commission No. 0-22825.)

  (c) Amendment No. 1 to Agreement and Plan of Merger dated as of January 21, 1998 among Erols Internet, Inc., Erol Onaran, Gold & Appel Transfer, S.A., RCN Corporation and ENET Holding, Inc. (incorporated by reference to
      Exhibit 2.2 to the Company's Form 8-K) (Commission File No. 0-22825.)

(3)  Articles of Incorporation and By-laws

  (a) Form of Amended and Restated Articles of Incorporation of the Registrant are incorporated herein by reference to Exhibit 3.1 to the Company's Amendment No. 2 to Form 10/A filed September 5, 1997 (Commission File No. 0-22825.)

  (b) Form of Amended and Restated Bylaws of the Registrant are incorporated herein by reference to Exhibit 3.2 to the Company's Amendment No. 2 to Form 10/A filed September 5, 1997 (Commission File No. 0-22825.)

(4) Instruments defining the rights of security holders, including indentures

  (a) Credit Agreement dated as of July 1, 1997 among C-TEC Cable Systems, Inc., ComVideo Systems, Inc., C-TEC Cable Systems of New York, Inc. and First Union National Bank, as agent is incorporated herein by reference to
      Exhibit 4.1 to the Company's Amendment No. 2 to Form 10/A filed September 5, 1997 (Commission File No. 0-22825.)

 4(b) Indenture dated as of February 6, 1998 between the Company, as Issuer, and The Chase Manhattan Bank, as Trustee, with respect to the 9.80% Senior Discount Notes due 2008 (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-4 ("1998 Form S-4") filed on March 23, 1998) (Commission File No. 0-22825.)

 4(c) Form of 9.80% Senior Discount Notes due 2008, Series B (included in
      Exhibit 4.1) (incorporated by reference to Exhibit 4.2 to the Company's 1998 Form S-4) (Commission File No. 0-22825.)

 4(d) Registration Rights Agreement dated as of February 6, 1998 by and among the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Salomon Brothers Inc. and NationsBanc Montgomery Securities, Inc., as Initial Purchasers (incorporated by reference to Exhibit 4.3 to the Company's 1998 Form S-4) (Commission File No. 0-22825.)

 4(e) Indenture dated as of October 17, 1997 between the Company, as Issuer, and The Chase Manhattan Bank, as Trustee, with respect to the 10% Senior Notes due 2007 (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-4 ("Form S-4") filed on November 26,
      1997) (Commission File No. 0-22825.)

 4(f) Form of the 10% Senior Exchange Notes due 2007 (included in Exhibit 4.4)
      (incorporated by reference to Exhibit 4.2 to the Company's Form S-4) (Commission File No. 0-22825.)

 4(g) Indenture dated as of October 17, 1997 between the Company, as Issuer, and The Chase Manhattan Bank, as Trustee, with respect to the 11 1/8% Senior Discount Notes due 2007 (incorporated by reference to Exhibit 4.3 to the Company's Form S-4) (Commission File No. 0-22825.)

 4(h) Form of the 11 1/8% Senior Discount Exchange Notes due 2007 (included in
      Exhibit 4.6) (incorporated by reference to Exhibit 4.4 to the Company's Form S-4) (Commission File No. 0-22825.)

 4(i) Escrow Agreement dated as of October 17, 1997 among The Chase Manhattan
      Bank, as escrow agent, The Chase Manhattan Bank, as Trustee under the Indenture (as defined therein), and the Company (incorporated by reference to Exhibit 4.6 to the Company's Form S-4) (Commission File No. 0-22825.)

(10)  Material Contracts

  (a) Tax Sharing Agreement by and among C-TEC Corporation, Cable Michigan, Inc. and the Registrant is incorporated herein by reference to Exhibit 10.1 to the Company's Amendment No. 2 to Form 10/A filed September 5, 1997 (Commission File No. 0-22825.)

  (b) Dark Fiber IRU Agreement dated as of May 8, 1997 among Metropolitan Fiber Systems/McCourt, Inc. and RCN Telecom Services of Massachusetts, Inc. is incorporated herein by reference to Exhibit 10.2 to the Company's Amendment No. 2 to Form 10/A filed September 5, 1997 (Commission File No. 0-22825.)

  (c) Dark Fiber IRU Agreement dated as of May 8, 1997 among Metropolitan Fiber Systems of New York, Inc. and RCN Telecom Services of New York, Inc. is incorporated herein by reference to Exhibit 10.3 to the Company's Amendment No. 2 to Form 10/A filed September 5, 1997 (Commission File No. 0-22825.)

  (d) Telephone Service to Reseller Agreement for Boston among Metropolitan Fiber Systems/McCourt, Inc. and RCN Telecom Services of Massachusetts, Inc. is incorporated herein by reference to Exhibit 10.4 to the Company's Amendment No. 2 to Form 10/A filed September 5, 1997 (Commission File No. 0-22825.)

  (e) Telephone Service to Reseller Agreement for New York among Metropolitan Fiber Systems of New York, Inc. and RCN Telecom Services of New York, Inc. is incorporated herein by reference to Exhibit 10.5 to the Company's Amendment No. 2 to Form 10/A filed September 5, 1997 (Commission File No. 0-22825.)

  (f) OVS Agreement dated May 8, 1997 between RCN Telecom Services, Inc. and MFS Communication Company, Inc. is incorporated herein by reference to Exhibit
      10.6 to the Company's Amendment No. 2 to Form 10/A filed September 5, 1997 (Commission File No. 0-22825.)

  (g) Joint Venture Agreement dated as of December 23, 1996 between RCN Telecom Services, Inc. and Boston Energy Technology Group, Inc. is incorporated herein reference by Exhibit 10.7 to the Company's Amendment No. 2 to Form 10/A filed September 5, 1997 (Commission File No. 0-22825.)

  (h) Amended and Restated Operating Agreement of RCN-BecoCom, LLC dated as of June 17, 1997 is incorporated herein by reference to Exhibit 10.8 to the Company's Amendment No. 2 to Form 10/A filed September 5, 1997 (Commission File No. 0-22825.)

  (i) Management Agreement dated as of June 17, 1997 among RCN Operating Services, Inc. and BecoCom, Inc. is incorporated herein by reference to
      Exhibit 10.9 to the Company's Amendment No.2 to Form 10/A filed September 5, 1997 (Commission File No. 0-22825.)

  (j) Construction and Indefeasible Right of Use Agreement dated as of June 17, 1997 between BecoCom, Inc. and RCN-BecoCom, LLC is incorporated herein by reference to Exhibit 10.10 to the Company's Amendment No. 2 to Form 10/A filed September 5, 1997 (Commission File No. 0-22825.)

  (k) License Agreement dated as of June 17, 1997 between Boston Edison Company and BecoCom, Inc. is incorporated herein by reference to Exhibit 10.11 to the Company's Amendment No. 2 to Form 10/A filed September 5, 1997 (Commission File No. 0-22825.)

  (l) Joint Investment and Non-Competition Agreement dated as of June 17, 1997 among RCN Telecom Services of Massachusetts, Inc., BecoCom, Inc. and RCN-BecoCom, LLC is incorporated herein by reference to Exhibit 10.12 to the Company's Amendment No. 2 to Form 10/A filed September 5, 1997 (Commission File No. 0-22825.)

 *(m) Amended and restated Operating Agreement of Starpower Communications,
      L.L.C. by and between Pepco Communications, L.L.C. and RCN Telecom Services of Washington, D.C. Inc. dated October 28, 1997.

*(21)         Subsidiaries of the Registrant

*(23)         Consent of Independent Accountants

*(24)         Powers of Attorney

*(27 - 27.4)  Financial Data Schedules

Item 14.(b) Reports on Form 8-K

The Company filed a Form 8-K on January 2, 1998 regarding a joint venture entered into on December 18, 1997, with a subsidiary of Potomac Electric Power Company. The joint venture was established to provide Washington, D.C. area residents and businesses local and long-distance telephone, cable television, and Internet services as a package from a single source.

The Company filed a Form 8-K on February 5, 1998 regarding 1) the Agreement and Plan of Merger entered into on January 21, 1998 among the Company, Erols Internet, Inc., Erol Onaran, Gold & Appel Transfer, S.A. and ENET Holding, Inc., a wholly-owned subsidiary of the Company, and 2) an Agreement and Plan of Merger entered into on the same day between the Company, UNET Holding, Inc., a wholly-owned subsidiary of the Company, and Ultranet Communications, Inc.

The Company filed a Form 8-K on March 6, 1998 regarding the completion on February 20, 1998 of the acquisition of all of the outstanding shares of common stock of Erols Internet Inc.

On May 8, 1998, the Company filed an 8-K to file the required financial statements and the proforma financial statements related to the Erols acquisition.


                                   SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 2, 1998                  RCN Corporation

                                By: /s/ David C. McCourt
                                    -------------------------
                                    David C. McCourt
                                    Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature                           Title                      Date
---------                           -----                      ----

PRINCIPAL EXECUTIVE AND ACCOUNTING OFFICERS:

/s/ David C. McCourt           Chairman and Chief           June 2, 1998
--------------------------     Executive Officer
David C. McCourt


/s/ Michael J. Mahoney         President and Chief          June 2, 1998
--------------------------     Operating Officer
Michael J. Mahoney


/s/ Bruce C. Godfrey           Executive Vice President     June 2, 1998
--------------------------     and Chief Financial Officer
Bruce C. Godfrey

/s/ Ralph S. Hromisin          Vice President and           June 2, 1998
--------------------------     Chief Accounting Officer
Ralph S. Hromisin







SCHEDULE 1

                                RCN CORPORATION
                 CONDENSED FINANCIAL INFORMATION OF REGISTRANT

                            STATEMENT OF OPERATIONS
                         YEAR ENDED DECEMBER 31, 1997

                            (THOUSANDS OF DOLLARS)

Sales                                                             $40
Costs and expenses, excluding
  depreciation and amortization                                   498
                                                           ----------
Gross Profit (Loss)                                              (458)
Depreciation and amortization                                     -
                                                           ----------
Operating income (loss)                                          (458)
Interest income                                                   661
Interest expense                                              (12,791)
Other income/(expense), net                                       -
                                                           ----------
(Loss) income before income taxes                             (12,588)
(Benefit) provision for income taxes                           (4,388)
Equity in (loss) of
  consolidated entities                                       (44,191)
                                                           ----------
Net (loss)                                                 $  (52,391)
                                                           ==========
Earnings (loss) per average common share:
    Net (loss) to shareholders                             $    (0.95)
    Average shares outstanding                             54,965,716







SCHEDULE 1

                                RCN CORPORATION
                 CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                                 BALANCE SHEET
                               DECEMBER 31, 1997
                            (THOUSANDS OF DOLLARS)

ASSETS
Current assets
     Cash and temporary cash investments                   $      -
     Accounts receivable from related parties                 3,291
     Accounts receivable                                      1,977
     Prepayments & other                                        211
     Investments restricted for debt service                 22,500
                                                       ---------------
Total current assets                                         27,979
Investments restricted for debt service                      39,411
Investments                                                 859,271
Debt issuance cost                                           19,188
Deferred charges and other assets                             2,877
                                                       ---------------
Total assets                                               $948,726
                                                       ===============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
     Accounts payable                                         4,034
     Accrued interest                                         4,687
     Accrued expenses                                           318
                                                       ---------------
Total current assets                                          9,039
Long-term debt                                              583,103
Common stock                                                 27,495
Retained earnings                                           (17,116)
Additional paid in capital                                  349,261
Cumulative translation adjustment                            (3,056)
                                                       ---------------
Total liabilities and shareholders' equity                 $948,726
                                                       ===============








SCHEDULE 1

                                RCN CORPORATION
                 CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                            STATEMENT OF CASH FLOWS
                         YEAR ENDED DECEMBER 31, 1997
                            (THOUSANDS OF DOLLARS)

                                                                    YTD 1997
                                                                 --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net (loss)                                                     ($52,391)
     Deferred income taxes and investment tax credits                 (2,877)
     Working capital                                                   2,749
     Equity in loss of consolidated entity                            44,191
     Noncash accretion of discounted senior notes                      8,103
                                                                 --------------
Net cash (used in) operating activities                                 (225)
                                                                 --------------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Acquisitions                                                        167
     Other                                                                17
                                                                 --------------
Net Cash Provided by investing activities                                184
                                                                 --------------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Issuance of long-term debt                                      575,000
     (Increase) in cash restricted for debt service                  (61,250)
     Financing costs                                                 (19,188)
     Transfer (to) CTE                                              (494,751)
     Proceeds from exercise of stock options                             230
                                                                 --------------
Net cash provided by financing activities                                 41
                                                                 --------------

Net increase/(decrease) in cash and temporary cash investments             0
Beginning cash & temporary cash investments                                0
                                                                 --------------
Ending cash & temporary cash investments                                  $0
                                                                 ==============










                                RCN CORPORATION                      SCHEDULE II
                VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
             FOR THE YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995
                            (THOUSANDS OF DOLLARS)


        COLUMN A                                COLUMN B                    COLUMN C                  COLUMN D        COLUMN E
       ----------                             ------------                 ----------                ----------      ----------
                                                                            ADDITION
                                                                  ----------------------------
                                               BALANCE AT           CHARGED           CHARGED                        BALANCE AT
                                              BEGINNING OF         TO COSTS           TO OTHER                         END OF
DESCRIPTION                                      PERIOD           AND EXPENSE         ACCOUNTS       DEDUCTIONS        PERIOD
-----------                                      ------           -----------         --------       ----------        ------
ALLOWANCE FOR DOUBTFUL ACCOUNTS-
 DEDUCTED FROM ACCOUNTS RECEIVABLE
 IN THE CONSOLIDATED BALANCE SHEETS
                      1997                        $861              $2,732              $997           $2,456           $2,134
                      1996                        $607              $1,788             ($556)            $978             $861
                      1995                        $809                $614             ($619)            $197             $607
ALLOWANCE FOR DEFERRED TAX ASSETS-
 DEDUCTED FROM DEFERRED TAX ASSETS
 IN THE CONSOLIDATED BALANCE SHEETS
                      1997                       3,691               5,777                --            1,064            8,404
                      1996                       2,022               1,921                26              278            3,691
                      1995                       1,474                 649                --              101            2,022








                                RCN CORPORATION
                            SELECTED FINANCIAL DATA

                 Thousands of Dollars Except Per Share Amounts
                        For the Years Ended December 31,


                                                       1997       1996       1995      1994      1993
                                                 ----------   --------   --------  --------  --------
Sales                                            $  127,297   $104,910   $ 91,997  $ 59,500  $ 49,504
Income (loss) from continuing operations            (52,391)    (5,989)     2,114     3,653    12,087
Income (loss) per average common share
  from continuing operations                     $    (0.95)  $  (0.11)  $   0.04    ($1.74)   ($1.50)
Dividends per share                                       -          -          -         -         -
Total assets                                      1,150,992    628,085    649,610   568,586   291,634
Long-term debt, net of current maturities           686,103    131,250    135,250   154,000   181,500







                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

  Certain statements contained in this Annual Report are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and are thus prospective. Such forward-looking statements include, in particular, statements made as to plans to develop networks and upgrade facilities, the market opportunity presented by markets targeted by the Company, the Company's intention to connect certain wireless video, resale telephone and Internet service customers to its advanced fiber optic networks, the development of the Company's businesses, the markets for the Company's services and products, the Company's anticipated capital expenditures, the Company's anticipated sources of capital and effects of regulatory reform and competitive and technological developments. No assurance can be given that the future results covered by the forward-looking statements will be achieved. Such statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.

  The following discussion should be read in conjunction with the Company's historical Consolidated Financial Statements and Notes thereto:

GENERAL

  The Company is developing networks that are capable of providing a full range of high speed, high capacity telecommunications services, including voice, video programming and data services including high speed Internet access. The Company intends to provide these services individually or in bundled service packages primarily to residential customers in high density areas and also seeks to serve certain commercial accounts on or near its networks. In 1997, the Company commenced providing service through advanced fiber optic network facilities in New York City and Boston, and the Company is developing an advanced fiber network in Washington, D.C. The Company also has hybrid fiber/coaxial cable television operations in New York (outside New York City), New Jersey and Pennsylvania, wireless video operations in New York City, and certain other operations, including Internet as well as local and long distance telephone.

  The negative operating cash flow from the Company's advanced fiber optic network business has resulted primarily from expenditures associated with the development of the Company's operational infrastructure and marketing expenses. The Company expects it will continue to experience negative operating cash flow while it continues to invest in its networks and until such time as revenue growth is sufficient to fund operating expenses. The Company expects to achieve positive operating margins over time by (i) increasing the number of customers it serves, (ii) increasing the number of connections per customer by cross marketing its services and promoting bundled service options and therefore increasing the revenue per customer, (iii) lowering the costs associated with new subscriber additions and (iv) reducing the cost of providing services by capturing economies of scale. The Company expects its operating revenues will increase in 1998 through internal growth of its current advanced fiber optic networks; however, the Company also expects negative operating cash flow will increase for some period of time as the Company initiates network development in Washington, D.C. and expands its current networks. When the Company makes its initial investment in a new market, the operating losses typically increase as the network and sales force are expanded to facilitate growth. The Company's ability to generate positive cash flow in the future will depend on the extent of capital expenditures in current and additional markets, the ability of the joint ventures to generate revenues and cash flow, competition in the Company's markets and any potential adverse regulatory developments. The Company will be dependent on various financing sources to fund its growth as well as continued losses from operations. There can be no assurance that such funding will be available, or available on terms acceptable to the Company. See "Liquidity and Capital Resources."







  The terms of the Company's joint ventures require the mutual consent of the Company and its joint venture partner to distribute or advance funds to the Company. The Company's debt agreements allow subsidiaries and joint ventures to incur indebtedness for network buildout costs, which indebtedness may contain limitations on the subsidiaries' and the joint venture's ability to pay dividends and distributions to the Company. Although the joint ventures have not had a significant impact on the Company's cash flows in the periods presented, cash flows available to the Company in future periods will be affected by the extent to which operations are conducted through joint ventures. Due to the degree of control that the Company has in the joint ventures, RCN accounts for the BECO joint venture on a consolidated basis and Starpower under the equity method of accounting.

  Prior to September 30, 1997, the Company was operated as part of C-TEC. On September 30, 1997, C-TEC distributed 100% of the outstanding shares of common stock of its wholly owned subsidiaries, RCN Corporation ("RCN") and Cable Michigan, Inc. ("Cable Michigan") to holders of record of C-TEC's Common Stock and C-TEC's Class B Common Stock as of the close of business on September 19, 1997 (the "Distribution") in accordance with the terms of a Distribution Agreement dated September 5, 1997 among C-TEC, RCN and Cable Michigan. RCN consists primarily of C-TEC's high growth bundled residential voice, video and Internet access operations in the Boston to Washington, D.C. corridor, its existing New York, New Jersey and Pennsylvania cable television operations, a portion of its long distance operations and its international investment in Megacable, S.A. de C.V. ("Megacable"). C-TEC, RCN and Cable Michigan have entered into certain agreements providing for the Distribution, and governing various ongoing relationships between the three companies, including a distribution agreement and a tax-sharing agreement. The historical financial information presented herein reflects periods during which the Company did not operate as an independent company and accordingly, certain assumptions were made in preparing such financial information. Such information, therefore, may not necessarily reflect the results of operations or the financial condition of the Company which would have resulted had the Company been an independent, public company during the reporting periods, and are not necessarily indicative of the Company's future operating results or financial condition.

  Certain of the Company's businesses were acquired by C-TEC and transferred to the Company in connection with the Distribution. On August 30, 1996, a subsidiary of C-TEC acquired an 80.1% interest in Freedom New York, L.L.C. ("Freedom") and all related rights and liabilities from Kiewit Telecom Holdings, Inc. Freedom held the wireless cable television business of Liberty Cable Television, Inc. The Company acquired the remaining minority interest in Freedom in March 1997. The acquisition was accounted for as a purchase and is reflected in the Company's consolidated financial statements since September 1996. On May 15, 1995, C-TEC Cable Systems, Inc., a wholly owned subsidiary of C-TEC ("RCN Cable"), acquired 40% of the outstanding common stock of Twin County Trans-Video, Inc. ("Twin County"). The remaining shares were subject to an escrow agreement, pending completion of the merger, and were required to be voted under the direction of the Company. As of May 15, 1995, the Company also assumed management of Twin County. As a result, the Company had control of Twin County and accordingly has fully consolidated Twin County in the Company's financial statements since May 1995, the date of the original acquisition. The remaining outstanding common stock of Twin County was acquired in September 1995. Goodwill relating to this acquisition is being amortized over a period of approximately 10 years. In January 1995, RCN International Holdings, Inc. (formerly C-TEC International, Inc.), a wholly owned subsidiary of C-TEC, purchased a 40% equity position in Megacable, the second largest cable television provider in Mexico. The Company accounts for its investment by the equity method of accounting and is amortizing the original excess cost over the underlying equity in the net assets on a straight-line basis over 15 years.







SUPPLEMENTAL UNAUDITED FINANCIAL DATA

  RCN conducts portions of its business through joint ventures, including its joint venture with BECO (which is consolidated in RCN's historical results of operations) and Starpower (which is accounted for under the equity method in RCN's historical results of operations). The supplemental unaudited financial information set forth below presents RCN's results of operations as if all domestic joint ventures were fully consolidated (hereinafter referred to as "Pro Forma Total RCN"), and shows the ownership share of its domestic joint venture partners as minority interests. The Company believes that this supplemental unaudited financial data provides useful disclosure in analyzing its business.


                                                                         Pro Forma Total RCN
                                                                              Year Ended
                                                                              December 31,
                                                                ----------------------------------------
                                                                    1997           1996          1995
                                                                ----------     ----------    ----------
Sales:
 Voice                                                            $  4,007       $    830      $    237
 Video                                                             103,371         87,470        65,699
 Data                                                                   41              4            --
 Commercial and other                                               19,878         16,606        26,061
                                                                ------------------------------------------
Total sales                                                        127,297        104,910        91,997
 Costs and expenses, excluding depreciation and amortization:
 Direct expenses                                                    51,757         35,226        39,604
 Operating, selling, general and administrative                     83,422         43,881        35,399
                                                                ------------------------------------------
EBITDA before nonrecurring charges                                  (7,882)        25,803        16,994
Depreciation and amortization                                       53,205         38,881        22,336
Nonrecurring charges                                                10,000             --            --
                                                                ------------------------------------------
Operating (loss)                                                   (71,087)       (13,078)       (5,342)
Interest income                                                     22,824         25,602        29,001
Interest expense                                                   (25,602)       (16,046)      (16,517)
Other income(expense), net                                             131           (546)         (304)
                                                                ------------------------------------------
(Loss) income before income taxes                                  (73,734)        (4,068)        6,838
(Benefit) provision for income taxes                               (20,849)           979         1,119
                                                                ------------------------------------------
 (Loss) income before equity in unconsolidated entities,           (52,885)        (5,047)        5,719
  minority interest and extraordinary item
 Equity in loss of unconsolidated entities                          (3,698)        (2,282)       (3,461)
 Minority interest in loss (income) of consolidated entities         7,402          1,340          (144)
                                                                ------------------------------------------
(Loss) income before extraordinary item                            (49,181)        (5,989)        2,114
 Extraordinary charge -- debt prepayment penalty                    (3,210)            --            --
                                                                ------------------------------------------
Net (loss) income                                                 $(52,391)      $ (5,989)     $  2,114
Balance sheet data:
Cash, temporary cash investments and short-term investments       $638,513       $108,674      $158,485
Property, plant and equipment                                     $307,920       $220,357      $173,373
Accumulated depreciation                                          $107,419       $ 84,529      $ 71,293
Net property, plant and equipment                                 $200,501       $135,828      $102,080
Long-term debt (including current portion)                        $686,103       $131,250      $161,000







Results of Operations

  The Company has elected to adopt Statement of Financial Accounting Standards No. 131 "Disclosure about Segments of an Enterprise and Related Information" ("SFAS 131") in the first quarter of 1998. The Company's operations involve developing an advanced fiber network to provide a bundled service package of voice, video and data services to new customers in high density markets and migrating as many customers as is economically justified to the single source network, including customers which were served by the Company's previously separate lines of business, for which profitability was separately measurable and monitored. While the Company's chief decision makers monitor the revenue streams of the various products, operations are managed and financial performance is evaluated based upon the delivery of multiple services to customers over a single network. This allows the Company to leverage its network costs to maximum profitability. As a result, there are many shared expenses generated by the various revenue streams; because management believes that any allocation of the expenses incurred on a single network to multiple revenue streams would be impractical and arbitrary, management does not currently make such allocations internally. The chief decision makers do, however, monitor financial performance in a way which is different from that depicted in the historical general purpose financial statements included in this Annual Report.

  The Company manages operations and evaluates operating financial performance on a pro forma total RCN basis (shown in the table captioned "Supplemental Unaudited Financial Data" above), which reflects the consolidation of all domestic joint ventures, including those not consolidated under generally accepted accounting principles. The same net loss results on both a historical and pro forma total RCN basis since the outside ownership of the joint venture, which is consolidated only in the pro forma total RCN information, is reflected as minority interest in the pro forma total RCN information. The discussion which follows addresses results on a pro forma total RCN basis.

Pro Forma Total RCN Year Ended December 31, 1997 Compared to Year Ended December 31, 1996:

  On a historical basis, for the year ended December 31, 1997, operating income before depreciation and amortization and nonrecurring charge was ($7,670) as compared to $25,803 for the year ended December 31, 1996. Sales increased 21.3% to $127,297 for the year ended December 31, 1997 from $104,910 for the same period in 1996.

  Sales. Video sales are comprised primarily of subscription fees for basic, premium and pay-per-view cable television services: for both wireless and hybrid fiber/coaxial cable customers in New York, New Jersey and Pennsylvania which the Company expects to migrate to its advanced fiber networks over time. Voice sales include local telephone service fees consisting primarily of monthly line charges, local toll and special features and long-distance telephone service fees based on minutes of traffic and tariffed rates or contacted fees. Data sales represent Internet access fees billed at contracted rates. For the year ended December 31, 1997, total sales were $127,297, an increase of $22,387 or 21.3%, from $104,910 for the year ended December 31, 1996, primarily due to higher total service connections which increased 20.6% to approximately 268,000 at December 31, 1997 from approximately 222,000 at December 31, 1996. The increase is due to the commencement of service through advanced fiber optic network facilities as well as growth in resold voice and off-net video connections.

  Voice revenues increased $3,177 to $4,007 for the year ended December 31, 1997 from $830 for the year ended December 31, 1996. The increase was primarily due to an increase in off-net connections. Off-net connections were 24,900 and 1,875 at December 31, 1997 and 1996, respectively.

  Video revenue increased $15,901 or 18.2% to $103,371 for the year ended December 31, 1997 from $87,470 for the year ended December 31, 1996. The increase was due to an increase in off-net video sales principally resulting from higher basic service revenue resulting from approximately 4,850 additional average monthly subscribers over 1996, the effects of a rate increase in the first quarter of 1997 and cash incentives related to the launch of certain new channels. Additionally, other video sales increased primarily due to the acquisition of Freedom on August 30, 1996 (the "Freedom Acquisition"), which resulted in approximately 38,000 wireless video connections for a full year in 1997 as compared to four months in 1996. The Company also began providing video service over its advanced fiber network during 1997 and had approximately 11,800 advanced fiber connections at December 31, 1997.

  Commercial and other revenues increased $3,272, or 19.7% to $19,878 for the year ended December 31, 1997 from $16,606 for the year ended December 31, 1996. The increase primarily results from terminating access provided to Commonwealth Telecom Services, Inc. ("CTSI"), a subsidiary of Commonwealth Telephone. CTSI is a CLEC which operates in areas adjacent to the traditional service area of Commonwealth Telephone Company (also a wholly owned subsidiary of Commonwealth Telephone). An increase in commercial main access lines of approximately 5,200 over 1996 accounted for approximately $1,100 of the increase in commercial and other revenue.








  Cost and Expenses, Excluding Depreciation and Amortization and Nonrecurring Charges. Costs and expenses, excluding depreciation and nonrecurring charges, are comprised of direct costs and operating, selling, general and administrative expenses. Direct expenses include direct costs of providing services, primarily video programming and franchise costs, network access fees, and video transmission licensing fees. For the year ended December 31, 1997, direct expenses were $51,757, an increase of $16,531 or 46.9% as compared to direct expenses of $35,226 in 1996. The increase is primarily attributable to higher sales and a change in overall revenue mix to a higher volume of resold voice, which has a lower margin than the Company's other products. The resold voice increase represents planned marketing primarily in the Boston and New York City markets ahead of construction of the advanced fiber network to build a customer base which is intended to be migrated to the advanced fiber network. Origination and programming costs increased approximately $7,200 primarily due to higher video connections, rate increases and additional channels. The remaining increase in direct costs and expenses is principally attributable to higher commercial long distance network capacity in anticipation of volume growth in the Company's markets resulting in higher recurring costs.

  Operating, selling, general and administrative expenses primarily include customers service costs, advertising, sales and marketing expenses, plant maintenance and repair ("technical expenses"), salaries and benefits, and other corporate overhead.

  Operating, selling, general and administrative expenses increased $39,541 or 90.1% to $83,422 for the year ended December 31, 1997 from $43,881 for the year ended December 31, 1996. Advertising costs increased approximately $9,000 for the year ended December 31, 1997 primarily due to a high visibility multi-media campaign to promote name recognition primarily in New York City and Boston. Customer service costs increased approximately $4,100, or 60.3% primarily related to headcount additions to support the increase in the customer base and to meet the Company's objectives for world class customer service. Technical expense increased approximately $8,300, or 75.1% for the year ended December 31, 1997. The increase is primarily related to salaries and benefits associated with increased network engineering staff, responsible for planning the development and construction of the advanced fiber network, and increased installation and repair technicians. Sales and marketing costs increased approximately $8,500, or 116.7%, for the year ended December 31, 1997. The increase relates to higher sales staff to increase penetration in the Company's markets, higher marketing staff to monitor and coordinate the Company's direct advertising efforts and plan sales promotions and to higher telemarketing expenses. The remaining increase in operating, selling, general and administrative expenses is attributable to several factors including costs associated with the spin-off of the Company from C-TEC. Additionally, in connection with the Distribution (Note
1), C-TEC completed a comprehensive study of its employee benefit plans in 1996. As a result of this study, effective December 31, 1996, in general, employees of RCN no longer accrued benefits under the defined benefit pension plan, but became fully vested in their defined pension benefits accrued through that date. C-TEC notified affected participants in December 1996. In December 1996, C-TEC allocated pension plan assets of $6,984 to a separate plan for employees who no longer accrue benefits after December 31, 1996. The underlying liabilities were also allocated. The allocation of assets and liabilities resulted in a curtailment/settlement gain of $4,292. The Company's allocable share of this gain was $3,437. Such gain did not recur in 1997.

  Depreciation and Amortization. Depreciation and amortization is comprised principally of depreciation relating to the Company's Hybrid Fiber/Coaxial facilities, advanced fiber and wireless video network and amortization of subscriber lists, building access rights and goodwill. Depreciation and amortization is comprised principally of depreciation related to the Company's advanced fiber network, its wireless network, and its hybrid fiber/coaxial cable systems; and amortization of subscriber lists, building access rights and goodwill resulting primarily from its acquisition of Freedom, Twin County. Depreciation and amortization increased $14,324, or 36.8% to $53,205 for the year ended December 31, 1997 as compared to $38,881 for 1996. The increase is principally due to the additional depreciation and amortization resulting from the Freedom Acquisition and depreciation related to the Company's advanced fiber optic networks in New York City and Boston.

  In future periods, depreciation and amortization are expected to exceed amounts recorded in 1997 due to depreciation with respect to the Company's advanced fiber optic networks in New York City and Boston and due to depreciation and amortization with respect to the Company's acquisitions in February 1998 of Erols and UltraNet (Note 19).

  Nonrecurring Charges. Nonrecurring charges of $10,000 in 1997 represent costs incurred with respect to the termination of a marketing services agreement held by Freedom.

  Interest Income. For the year ended December 31, 1997, interest income was $22,824, a decrease of $2,778, or 10.9% primarily due to lower average cash balances and lower average notes receivable with related parties. Average cash balances decreased principally as a result of the Freedom Acquisition in August 1996 (as well as the acquisition in March 1997 of the remaining 19.9% ownership interest in Freedom) and capital expenditures, partially offset by the proceeds of the Company's high yield debt offering in October 1997 (Note 10).

  Interest Expense. For the year ended December 31, 1997, interest expense was $25,602, an increase of $9,556, or 59.6% primarily due to interest expense on the Company's $225,000 of 10% Senior Notes and $601,045 aggregate principal amount at maturity of 11 1/8% Senior Discount Notes placed in October 1997 (Note
10). This was partially offset by lower interest expense resulting from the required principal payment in December 1996 of $18,750 on 9.65% Senior Secured Notes. Additionally, the Company paid $922 to Kiewit Telecom Holdings, Inc. in 1996 in connection with the Company's August 1996 acquisition of Kiewit Telecom Holdings, Inc.'s 80.1% interest in Freedom. This portion of the consideration represents an amount to compensate Kiewit Telecom Holdings, Inc. for forgone interest on the amount which it had invested in Freedom.

  Income Tax. Benefit for income taxes increased $21,828 primarily due to the increase of $65,020 in loss after minority interest and equity in unconsolidated entities before income taxes. For an analysis of the change in income taxes, see the reconciliation of the effective income tax rate in Note 11 to the Consolidated Financial Statements.

  Minority Interest. Minority interest in the loss of consolidated entities increased $6,062 primarily as a result of the minority share of the losses of the BECO joint venture (Note 7), which began operations in June 1997. Additionally, the minority share of the losses of Freedom from January 1 through March 21, at which time the Company acquired the remaining 19.9% ownership interest, was $966 and the minority share of the losses of the PEPCO joint venture which began operations in 1997, and which is consolidated in the pro forma total RCN statements but not the historical statements, was $106.

  Equity in loss of Unconsolidated Entities. The Company's equity in the (loss) of unconsolidated entities was ($3,698) in 1997 and ($2,282) in 1996, and is comprised principally of the Company's share of the operating results of Megacable. In January 1995, the Company purchased a forty percent equity position in Megacable, a Mexican cable television provider, for cash of $84,115. The Company is exposed to foreign currency translation adjustments resulting from translation into U.S. dollars of the financial statements of Megacable, which through December 1996 utilized the peso as the local and functional currency. Such adjustments have historically been included as a separate component of shareholders' equity. Effective January 1, 1997, since the three year cumulative rate of inflation at December 31, 1996 exceeded 100% , Mexico is being treated for accounting purposes under Statement of Financial Accounting Standards No. 52 - "Foreign Currency Translation" as having a highly inflationary economy. As a result, the financial statements of Megacable are remeasured as if the functional currency were the U.S. dollar. The remeasurement of the Mexican peso into U.S. dollars creates translation adjustments which are included in net income. The Company is also exposed to foreign currency transaction losses resulting from transactions of Megacable which are made in currencies different from Megacable's own. The Company's proportionate share of transaction gains (losses) are included in income as they occur. The Company does not hedge its foreign currency exchange risk and it is not possible to determine what effect future currency fluctuations will have on the Company's operating results. Exchange gains (losses) of ($12), $247, and ($932) in 1997, 1996, and 1995, respectively, including translation losses in 1997, are included in the respective statements of operations through the Company's proportionate share of losses of Megacable.

  In 1997, Megacable had sales of $30,441, operating income before depreciation and amortization of $10,504 and net income of $6,653. In 1996, Megacable had sales of $23,225, operating income before depreciation and amortization of $10,183 and net income of $10,226. Year end subscriber counts were 211,627 at December 31, 1997 as compared to 178,664 at December 31, 1996. In 1997 and 1996, the Company's share of the income of Megacable was $2,411 and $4,090, respectively, which includes the exchange gains (losses) as discussed above. The Company's investment in Megacable exceeded its underlying equity in the net assets of Megacable when acquired by approximately $94,000, which goodwill is being amortized on a straight-line basis over 15 years. In 1997 and 1996, amortization of the Company's excess purchase price over the net assets of Megacable when acquired was $6,280 in each year.







  Extraordinary Charge. In September 1997, the Company prepaid Senior Secured Notes with the proceeds of new credit facilities (Note 10). The early extinguishment of the Senior Secured Notes resulted in an extraordinary charge of $3,210, net of taxes.

Pro Forma Total RCN Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

  On a historical basis, for the year ended December 31, 1996, operating income before depreciation and amortization was $25,803 as compared to $16,994 for the year ended December 31, 1995. Sales increased 14.0% to $104,910 for 1996 from $91,997 in 1995. The improvement in operating income before depreciation and amortization of $8,809 was offset by higher depreciation and amortization of $16,545, as discussed below, resulting in a net loss of ($5,989) for the year ended December 31, 1996 as compared to net income of $2,114 in 1995.

  Sales. For the year ended December 31, 1996, total sales were $104,910, an increase of $12,913 or 14.0% from $91,997 for the year ended December 31, 1995. Video sales increased $21,771, or 33.1% to $87,470 in 1996 from $65,699 in 1995, primarily due to the acquisition of the Pennsylvania cable system (formerly Twin County Trans Video, Inc.) in May 1995, which resulted in $13,530 of the increase in sales in 1996. The Pennsylvania cable system serves approximately 74,000 subscribers in the Greater Lehigh Valley area of Pennsylvania. The remaining increase in video sales is due to higher basic service revenues resulting from an increase in average subscribers of 4,995 or 5.3% and the full year impact, in 1996, of the 9.6% rate increase in April 1995 and the impact of 5.9% rate increase in February 1996. The 14.0% increase in total sales in 1996 was lower than the increase of 54.6% in 1995, principally due to the consolidation of the Pennsylvania cable system for seven months (from acquisition in May 1995). Since the Pennsylvania cable system was consolidated for seven months in 1995, consolidation for a full year in 1996 reflects only incremental five months revenue as compared to incremental seven months revenue in 1995.

  Commercial and other revenues decreased $9,455, or 36.3%, to $16,606 in 1996 from $26,061 in 1995 principally as a result of termination of AT&T Tariff 12 resale services in the second quarter of 1995.

  Cost and Expenses, Excluding Depreciation and Amortization and Nonrecurring Charges. For the year ended December 31, 1996, direct expenses were $35,226, a decrease of $4,378 or 11.1% as compared to direct expenses of $39,604 in 1995. Lower costs associated with the reduction in AT&T Tariff 12 resale services were partially offset primarily by higher origination, programming and franchise costs principally resulting from the acquisition of the Pennsylvania cable system, the Freedom Acquisition, other subscriber growth, channel additions and programming fee increases.

  Operating, selling, general and administrative expenses increased $8,482 or 24.0% to $43,881 for the year ended December 31, 1996 from $35,399 for the year ended December 31, 1995. Customer service costs increased approximately $2,700 or 66.1% primarily due to increased staff to support the start-up and expected growth of bundled service operations in New York City and Boston. Technical expenses increased approximately $3,000 or 38.3% primarily as a result of the Freedom Acquisition in August 1996. Additionally, technical expense increased as a result of the acquisition of the Pennsylvania cable system in May 1995, resulting in consolidation for seven months in 1995 as compared to a full year in 1996. Sales and marketing costs increased approximately $1,500 or 26.6% for the year ended December 31, 1996. The increase is primarily related to the Freedom Acquisition and the start-up of sales and marketing efforts for the bundled service product in New York City and Boston. The remaining increase in operating, selling, general and administrative expenses is comprised of an increase of approximately $250 in advertising, the Company's allocable share of costs associated with investigation of the feasibility of various restructuring alternatives of C-TEC to enhance shareholder value, and other increases in general and administrative expenses of approximately $3,900 resulting from the Freedom Acquisition. These other increases were partially offset by the Company's allocable share of the gain on the partial curtailment and settlement of C-TEC's defined benefit pension plan of $3,437.

  Depreciation and Amortization. For 1996, depreciation and amortization expense was $38,881, an increase of $16,545 or 74.1% as compared to 1995 primarily due to purchase accounting effects of the acquisition of the Pennsylvania cable system in May 1995 and the Freedom Acquisition on August 30, 1996. (See Note 4 to the Consolidated Financial Statements.) In addition, the Company incurred $3,756 in depreciation related to the Company's advanced fiber optic networks in New York City and Boston.

  Interest Income. For the year ended December 31, 1996, interest income was $25,602, a decrease of $3,399, or 11.7% due primarily to a reduction in average cash balances in 1996 as compared to 1995 and a decrease in the average yield on invested cash, partially offset by interest income of $2,222 accrued on a $13,088 note receivable acquired from Mazon Corporativo S.A. de C.V. in January 1996. Average cash balances decreased in 1996 primarily due to cash used in the Freedom Acquisition and the purchase of the loan receivable from Mazon Corporativo S. A. de C.V. Additionally, lower balances on notes receivable-affiliates contributed to the decrease.

  Interest Expense. Interest expense for 1996 was $16,046, a decrease of $471, or 2.9% in 1996 as compared to 1995. This decrease is due to lower average rates on outstanding debt and includes approximately $922 paid to Kiewit Telecom Holdings, Inc., the Company's controlling shareholder, in connection with the Freedom Acquisition. This portion of the consideration represents an amount to compensate Kiewit Telecom Holdings, Inc. for forgone interest on the amount invested in Freedom.

  Income Taxes. The Company's effective income tax rate was (19.5%) in 1996 and 34.6% in 1995. For an analysis of the change in income taxes, see the reconciliation of the effective income tax rate in Note 11 to the Consolidated Financial Statements.

  Minority Interest. As a result of the Freedom Acquisition, Freedom's financial results are consolidated with the Company since August 30, 1996, the date of acquisition. This resulted in minority interest in the loss of Freedom of $1,546 for 1996. Additionally, the 20% minority interest in the income of HomeLink Limited Partnership, a Hybrid Fiber/Coaxial subsidiary, was ($206) in 1996 as compared to ($144) in 1995.







  Equity in loss of Unconsolidated Entities. In 1996, Megacable had sales of $23,225, operating income before depreciation and amortization of $10,183 and net income of $10,226. In 1995, Megacable had sales of $20,841, operating income before depreciation and amortization of $8,154 and net income of $5,802. Year end subscriber counts were 178,664 at December 31, 1996 as compared to 177,317 at December 31, 1995. In 1996 and 1995, the Company's share of the income of Megacable was $4,090 and $2,696, respectively, which includes foreign currency transaction losses as noted in the 1997 discussion. In 1996 and 1995, amortization of the Company's excess purchase price over the net assets of Megacable when acquired was $6,280 and $5,757, respectively.

LIQUIDITY AND CAPITAL RESOURCES

  The Company expects that it will require a substantial amount of capital to fund the network development and operations in the Boston to Washington, D.C. corridor, including funding the development of its advanced fiber optic networks, upgrading its Hybrid Fiber/Coaxial plant, funding operating losses and debt service requirements. The Company currently estimates that its capital requirements for the period from January 1, 1998 through 1999 will be approximately $785,000, which includes capital expenditures (including connection costs which will only be incurred as the Company obtains revenue-generating customer connections) of approximately $300,000 in 1998 and approximately $485,000 in 1999. The Company's capital expenditure plan has been accelerated due to more rapid deployment of its network development plan, in part due to the Erols and UltraNet acquisitions. These capital expenditures will be used principally to fund the buildout of the Company's fiber optic network in high density areas in the Boston, New York and Washington, D.C. markets and to upgrade its Hybrid Fiber/Coaxial cable systems. To build out these areas on an efficient basis, the Company undertakes a subscriber-driven capital expenditure strategy whereby it (i) closely monitors development of its subscriber base in order to direct network deployment in each target market, and (ii) seeks to establish a customer base in advance of or concurrently with its network deployment. For example, the Company offers Internet and resale telephone services on an interim basis to customers located near its advanced fiber optic networks. Depending upon factors such as subscriber density, proximity to the advanced fiber optic network and development costs and the degree of success achieved in its initial markets, the Company will determine whether extending its advanced fiber optic network to additional high density target markets can be achieved on an attractive economic basis. In addition to its own capital requirements, the Company's joint venture partners are each expected to contribute approximately $150,000 in capital to the joint ventures in connection with development of the Boston and Washington, D.C. markets from September 1997 through 2000 of which approximately $50,900 has been contributed.

  The Company expects to have sufficient liquidity to meet its capital requirements through mid-2000. The Company will continue to require additional capital for planned increases in network coverage and other capital expenditures, working capital, debt service requirements, and anticipated further operating losses. The actual timing and amount of capital required to roll out the Company's network and to fund operating losses may vary materially from the Company's estimates and additional funds will be required in the event of significant departures from the current business plan, unforeseen delays, cost overruns, engineering design changes and other technological risks or other unanticipated expenses. Due to its subscriber-driven investment strategy, should the Company encounter a successful rollout in its initial markets, and/or decide to enter new markets, the Company may accelerate the rollout and/or extend the reach of its network; such acceleration could increase the Company's capital requirements. In addition, the commencement of operations and buildout in new markets would substantially increase the Company's capital requirements. Conversely, should the Company be less successful than anticipated, the operating losses associated with the installed network may be higher than anticipated. The Company presently intends to judge the success of its initial rollout in deciding whether to undertake additional capital expenditures to rollout the network to additional areas. Since the Company anticipates that, if it is successful, it will continue to extend its network coverage into additional areas within and potentially beyond the Boston-Washington, D.C. corridor, it expects to continue to experience losses and negative cash flow on an aggregate basis for an extended period of time.

  The Company's current joint venture agreements reduce the amount of expenditures required by RCN to develop the network due both to access to the joint venture partners' existing facilities and to the anticipated joint venture partners' equity contributions. However, the joint venture arrangements will also reduce the potential cash flows to be realized from operation of the networks in the markets in which the joint ventures operate and restrict the Company's access to cash flow generated by the joint ventures (which will be paid in the form of dividends). The Company may enter into additional joint ventures in the future as the Company begins to develop new markets.







RCN and BECO are presently in discussions with respect to the conversion of a portion of BECO's interest in the BECO joint venture into RCN Common Stock.

  Sources of funding for the Company's further financing requirements may include vendor financing, public offerings or private placements of equity and/or debt securities, and bank loans. The Company continually evaluates its capital raising opportunities, and is considering, subject to market conditions, a possible public offering or private placement of additional debt securities during the second or third quarter of 1998. There can be no assurance that additional financing will be available to the Company or, if available, that it can be obtained on a timely basis and on acceptable terms. Failure to obtain such financing could result in the delay or curtailment of the Company's development and expansion plans and expenditures. Any of these events could impair the Company's ability to meet its debt service requirements and could have a material adverse effect on its business.

  In October 1997, the Company raised $575,000 in gross proceeds from an offering of two tranches of debt securities. The offering was comprised of $225,000 principal amount of 10% Senior Notes and $601,000 principal amount at maturity of 11 1/8% Senior Discount Notes, both due in 2007. The proceeds include $61,000 of restricted cash to be used to fund the Escrow Account to pay interest on the 10% Senior Notes for three years. In February 1998, the Company raised $350,587 in gross proceeds from an offering of $567,000 principal amount at maturity of 9.80% Senior Discount Notes, due in 2008. The Indentures which govern the 1997 Notes and the 1998 Notes contain similar provisions. The Chase Manhattan Bank acts as Trustee for each of the Indentures. The 1997 Notes and the 1998 Notes are general senior unsecured obligations of RCN. The 9.80% Senior Discount Notes will mature on February 15, 2008. The 9.80% Senior Discount Notes will not bear cash interest prior to February 15, 2003. The 1997 Notes will mature on October 15, 2007. Interest on the 10% Senior Notes are payable in cash at a rate of 10% per annum semi-annually in arrears on each April 15 and October 15, commencing April 15, 1998. The 11 1/8% Senior Discount Notes will not bear cash interest prior to October 15, 2002.

  RCN Cable and certain of its subsidiaries have in place secured credit facilities comprised of a five-year revolving credit facility in the amount of $25,000 (the "Revolving Credit Facility") and an eight-year term credit facility in the amount of $100,000 (the "Term Credit Facility"), both of which facilities are governed by a single credit agreement dated as of July 1, 1997 (the "Credit Agreement"). As of December 31, 1997, $100,000 of the Term Credit Facility was outstanding. The term loan must be repaid over six years in quarterly installments, at the end of September, December, March and June of each year from September 30, 1999 through June 30, 2005. As of December 31, 1997, $3,000 principal was outstanding under the Revolving Credit Facility. Revolving loans may be repaid and reborrowed from time to time. All borrowings under the Credit Agreement will be pari passu and will be secured under a common collateral package.








  The Company has indebtedness that is substantial in relation to its shareholders' equity and cash flow. At December 31, 1997, the Company had an aggregate of approximately $1,036,000 of indebtedness outstanding, and the ability to borrow up to an additional $22,000 under the Credit Agreement. As a result of the substantial indebtedness of the Company, the Company's fixed charges are expected to exceed its earnings for the foreseeable future. In addition, the Company will require substantial additional indebtedness particularly in connection with the buildout of the Company's networks and the introduction of its telecommunications services to new markets. The leveraged nature of the Company could limit its ability to effect future financing or may otherwise restrict the Company's business activities.

  The extent of the Company's leverage may have the following consequences: (i) limit the ability of the Company to obtain necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes; (ii) require that a substantial portion of the Company's cash flows from operations be dedicated to the payment of principal and interest on its indebtedness and therefore not be available for other purposes; (iii) limit the Company's flexibility in planning for, or reacting to, changes in its business;
(iv) place the Company at a competitive disadvantage as compared with less leveraged competitors; and (v) render the Company more vulnerable in the event of a downturn in its business.

  On a historical basis, for the year ended December 31, 1997, the Company's net cash provided by operating activities was $1,661, comprised primarily of a net loss of ($52,391) adjusted by non-cash depreciation and amortization of $53,205, other non-cash items totaling ($611) , working capital changes of $377 and changes in other deferred expenses of $1,081. Net cash used in investing activities of $475,860 consisted primarily of purchases of short-term investments of $445,137, additions to property, plant and equipment of $79,042 and acquisitions of $30,490 (primarily acquisition of the minority interest of Freedom) partially offset by sales and maturities of short-term investments of $76,923. Net cash provided by financing activities of $635,266 consisted primarily of issuance of long-term debt of $688,000, change in affiliate notes of $97,624 and transfers from C-TEC of $89,324 partially offset by redemption of long-term debt of $141,250, transfers to C-TEC of $23,474, payments made for debt financing costs of $19,743 and an increase related to cash restricted for debt service of $61,250.







  On a historical basis, for the year ended December 31, 1996, the Company's net cash provided by operating activities was $23,831 comprised primarily of a net loss of $5,989 adjusted by non-cash depreciation and amortization of $38,881 and other non-cash items totaling ($7,184). Net cash used in investing activities of $9,377 consisted primarily of additions to property, plant and equipment of $38,548, the purchase of a loan receivable of $13,088 and acquisitions of $30,090 (primarily the Freedom Acquisition), partially offset by net sales and maturities of short-term investments of $73,995. Net cash provided by financing activities of $9,391 included the issuance of long-term debt of $19,000 and change in affiliate notes of $32,802 partially offset by the redemption of long-term debt of $44,750.

IMPACT OF THE YEAR 2000 ISSUE

  The Company has certain financial, administrative and operational systems which are subject to Year 2000 exposures. The Company has performed a study to identify those specific systems which require remediation and developed a plan to correct such situations in a timely fashion. The Company's plan is proceeding on target. The plan includes ensuring that those systems for which the Company is dependent on external vendors, such as certain billing systems, will be Year 2000 compliant by the end of 1999 based on the status of external vendors' remediation efforts. For those internal systems that require corrective action, the Company has contracted with its information systems services provider to rewrite the relevant programming code. Finally, the Company is well along on a conversion of its suite of financial systems to a state-of-the-art Oracle system. Such system is expected to ensure Year 2000 compliance in financial applications, enable the Company to process and report its financial transactions more efficiently and provide a greater level of detailed information to facilitate management's analysis which is critical to its business decisions.

  The Company is employing a team approach across its management information systems, financial and operational groups in addressing the above issues, as well as utilizing the assistance of external consultants in the case of the Oracle implementation. Such team approach facilitates a consistent progress along plans without disruption of other areas of the business.

  There is no assurance that the Company's plans will continue to progress as intended. The Company estimates that its cost of Year 2000 remediation will not be material.









                        RCN Corporation and Subsidiaries

                     CONSOLIDATED STATEMENTS OF OPERATIONS

(Thousands of Dollars Except Per Share Amounts)


                                                                             For the Years Ended December 31,
                                                                             1997          1996         1995
                                                                    -------------------------------------------
Sales                                                                       $127,297      $104,910     $91,997
Costs and expenses, excluding depreciation and amortization                  134,967        79,107      75,003
Nonrecurring charges                                                          10,000             -           -
Depreciation and amortization                                                 53,205        38,881      22,336
                                                                    -------------------------------------------
Operating (loss)                                                             (70,875)      (13,078)     (5,342)
Interest income                                                               22,824        25,602      29,001
Interest expense                                                             (25,602)      (16,046)    (16,517)
Other income (expense), net                                                      131          (546)       (304)
                                                                    -------------------------------------------
(Loss) income before income taxes                                            (73,522)       (4,068)      6,838
(Benefit) provision for income taxes                                         (20,849)          979       1,119
                                                                    -------------------------------------------
(Loss) income before minority interest and equity in
  unconsolidated entities                                                    (52,673)       (5,047)      5,719
Minority interest in loss (income) of consolidated entities                    7,296         1,340        (144)
Equity in (loss) of unconsolidated entities                                   (3,804)       (2,282)     (3,461)
                                                                    -------------------------------------------
(Loss) income before extraordinary item                                      (49,181)       (5,989)      2,114
Extraordinary charge - debt prepayment penalty, net of tax of $1,728          (3,210)            -           -
                                                                    -------------------------------------------
Net (loss) income                                                           ($52,391)      ($5,989)     $2,114
                                                                    ===========================================



Basic earnings per average common share:
Income (loss) before extraordinary charge                                     ($0.89)       ($0.11)      $0.04
Extraordinary charge - debt prepayment penalty                                ($0.06)            -           -
Net income (loss) to shareholders                                             ($0.95)       ($0.11)      $0.04
Weighted average shares outstanding                                       54,965,716    54,918,394  54,890,334
Diluted earnings per average common share:
Income (loss) before extraordinary charge                                     ($0.89)       ($0.11)      $0.04
Extraordinary charge - debt prepayment penalty                                ($0.06)            -           -
Net income (loss) to shareholders                                             ($0.95)       ($0.11)      $0.04
Weighted average shares and common stock equivalents outstanding          54,965,716    54,918,394  54,890,334

See accompanying notes to Consolidated Financial Statements.


                        RCN Corporation and Subsidiaries
                          CONSOLIDATED BALANCE SHEETS
                             (Thousands of Dollars)


                                                                         December 31,
                                                                        1997      1996
                                                                    ---------------------
ASSETS
Current assets
 Cash and temporary cash investments                                   $222,910  $61,843
 Short-term investments                                                 415,603   46,831
 Accounts receivable from related parties                                 9,829   12,614
 Accounts receivable, net of reserve for doubtful accounts
   of $2,134 in 1997 and  $861 in 1996                                   17,815   10,413
 Unbilled revenues                                                        1,695      844
 Material and supply inventory, at average cost                           2,745    1,140
 Prepayments and other                                                    5,314    4,556
 Deferred income taxes                                                    4,821    4,371
 Investments restricted for debt service                                 22,500        -
                                                                    ---------------------
Total current assets                                                    703,232  142,612
                                                                    ---------------------
Notes receivable - affiliates                                                 -  155,481
Property, plant and equipment, net of accumulated depreciation
 of $107,419 in 1997 and $84,529 in 1996                                200,340  135,828
Investments restricted for debt service                                  39,411        -
Investments                                                              70,424   76,547
Intangible assets, net                                                   96,547   93,471
Deferred charges and other assets                                        41,038   24,146
                                                                    ---------------------
Total assets                                                         $1,150,992 $628,085
                                                                    =====================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
 Accounts payable to related parties                                     $3,748   $4,880
 Accounts payable                                                        24,835   13,642
 Advance billings and customer deposits                                   7,318    6,859
 Accrued taxes                                                              488    1,950
 Accrued interest                                                         5,549    5,041
 Accrued contract settlements                                             3,126    3,565
 Accrued cable programming expense                                        3,498    3,188
 Accrued expenses                                                        21,143   18,167
                                                                    ---------------------
Total current liabilities                                                69,705   57,292
                                                                    ---------------------
Long-term debt                                                          686,103  131,250
Notes payable - affiliates                                                    -   11,854
Deferred income taxes                                                    19,612   28,245
Other deferred credits                                                    2,596    3,290
Minority interest                                                        16,392    5,389
Commitments and contingencies
Preferred stock                                                               -        -
Common shareholders' equity                                             356,584  390,765
                                                                    ---------------------
Total liabilities and shareholders' equity                           $1,150,992 $628,085
                                                                    =====================

          See accompanying notes to Consolidated Financial Statements.


                       RCN CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (THOUSANDS OF DOLLARS)

                                                                                     For the Years Ended December 31,
                                                                                     1997          1996         1995
                                                                             -----------------------------------------
Cash flows from operating activities
  Net (loss) income                                                                ($52,391)     ($5,989)       $2,114
  Gain on  pension curtailment/settlement                                                 -       (3,437)            -
  Accretion of discounted debt                                                        8,103            -             -
  Gain on sale of partnership interest                                                 (661)           -             -
  Extraordinary item - debt  prepayment penalty                                       3,210            -             -
  Depreciation and amortization                                                      53,205       38,881        22,336
  Deferred income taxes and investment tax credits, net                             (10,503)      (6,477)        6,696
  Provision for losses on accounts receivable                                         2,732        1,788           614
  Equity in loss of unconsolidated entities                                           3,804        2,282         3,461
  Minority interest                                                                  (7,296)      (1,340)          144
  Net change in certain assets and liabilities, net of business acquisitions:
    Accounts receivable and unbilled revenues                                       (14,979)      (3,780)       (5,550)
    Material and supply inventory                                                    (1,605)        (814)          777
    Accounts payable                                                                 11,193        2,954         3,983
    Accrued expenses                                                                  3,353        4,283         2,783
    Accounts receivable from related parties                                          3,180        1,572        11,860
    Accounts payable to related parties                                              (1,132)      (5,448)         (419)
    Other, net                                                                          367          597           529
  Other                                                                               1,081       (1,241)         (769)
                                                                             -----------------------------------------
Net cash provided by operating activities                                             1,661       23,831        48,559
                                                                             -----------------------------------------

Cash flows from investing activities
  Additions to property, plant and equipment                                        (79,042)     (38,548)      (29,854)
  Purchase of short-term investments                                               (445,137)     (75,091)     (238,257)
  Sales and maturities of short-term investments                                     76,923      149,086       245,112
  Acquisitions, net of cash acquired                                                (30,490)     (30,090)     (121,147)
  Purchase of loan receivable                                                             -      (13,088)            -
  Proceeds from sale of partnership interest                                          1,900            -             -
  Other                                                                                 (14)      (1,646)       (2,057)
                                                                             -----------------------------------------
Net cash used in investing activities                                              (475,860)      (9,377)     (146,203)
                                                                             -----------------------------------------

Cash flows from financing activities
  Redemption of long-term debt                                                     (141,250)     (44,750)      (28,741)
  Issuance of long-term debt                                                        688,000       19,000        19,300
  Change in affiliate notes, net                                                     97,624       32,802        (6,130)
  Extraordinary item - debt prepayment penalty                                       (3,210)           -             -
  Payments made for debt financing costs                                            (19,743)           -             -
  Cash contribution from joint venture partner                                        9,016            -             -
  (Increase) related to investments restricted for debt service                     (61,250)           -             -
  Proceeds from issuance of stock                                                       230            -             -
  Transfers from C-TEC                                                               89,323       78,550       132,707
  Transfers (to) C-TEC                                                              (23,474)     (76,211)     (148,339)
                                                                             -----------------------------------------
Net cash provided by (used in) financing activities                                 635,266        9,391       (31,203)
                                                                             -----------------------------------------
Net increase (decrease) in cash and temporary cash investments                      161,067       23,845      (128,847)
Cash and temporary cash investments at beginning of year                             61,843       37,998       166,845
                                                                             -----------------------------------------
Cash and temporary cash investments at end of year                                 $222,910      $61,843       $37,998
                                                                             =========================================

Supplemental disclosures of cash flow information Cash paid during the periods for:

  Income taxes                                                                       $1,090         $549          $497
                                                                              ========================================
  Interest (net of amounts capitalized)                                             $16,536      $16,046       $16,404
                                                                              ========================================

See accompanying notes to Consolidated Financial Statements



                       RCN CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (THOUSANDS OF DOLLARS)

Supplemental Schedule of Non-Cash Investing and Financing Activities

In March 1997, the Company acquired the portion of Freedom which it did not already own. The transaction was accounted for as a purchase.

A summary of the transaction is as follows:
  Cash paid                                                $40,000
  Non-capitalizable costs                                  (10,000)
  Reduction of minority interest                            (3,812)
                                                          ---------
  Fair value of assets acquired                            $26,188
                                                          =========

In 1996, C-TEC acquired an 80.1% interest in Freedom New York, L.L.C. The acquisition was accounted for as a purchase.

A summary of the acquisition is as follows:

Cash  paid                                                 $28,906
Liabilities assumed                                          7,621
Deferred tax asset recognized                                 (167)
Minority interest recognized                                 6,188
                                                          ---------
Fair value of assets acquired                              $42,548
                                                          =========

In 1995, C-TEC acquired all the outstanding Common Stock of Twin County Trans Video, Inc. and a related covenant not to compete.
The consideration for the acquisition was as follows:

Cash paid (including $1,000 deposit in 1994)               $37,313
Issuance of 5% Promissory Note                               4,000
Capital contribution by stockholder                         39,493
Liabilities assumed                                         16,364
Deferred tax liability incurred                             33,797
                                                          ---------
Fair value of assets acquired                             $130,967
                                                          =========

In 1996, the $4,000 promissory note was canceled and the Company paid cash of $500 in settlement of certain purchase price adjustments.

Certain intercompany accounts receivable and payable and intercompany note balances were transferred to Shareholders' Net Investment in connection with the Distribution.

BECO's contribution of the IRU to the RCN-BECOCOM joint venture (Note 7(a)) is reflected as "Advanced Fiber Plant" at its fair value.

See accompanying notes to Consolidated Financial Statements









                        RCN CORPORATION AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
              For the Years Ended December 31, 1997, 1996 and 1995
                             (Thousands of Dollars)


                                           Common                  Additional            Shareholder's   Cumulative      Total
                                        Shares Issued    Common      Paid                     Net       Translation    Shareholders'
                                       and Outstanding   Stock    in Capital   Deficit   Investment      Adjustment      Equity
                                       ---------------------------------------------------------------------------------------------
Balance, December 31, 1994                    1,400     $    1     $      -    $     -      $372,846     $      -       $372,847
 Net income                                                                                    2,114                       2,114
 Transfers from C-TEC                                                                         21,714                      21,714
 Cumulative translation adjustment                                                                          (2,606)       (2,606)
                                       ---------------------------------------------------------------------------------------------
Balance, December 31, 1995                    1,400          1            -          -       396,674        (2,606)      394,069
 Net loss                                                                                     (5,989)                     (5,989)
 Transfers from C-TEC                                                                          3,134                       3,134
 Cumulative translation adjustments                                                                           (449)         (449)
                                       ---------------------------------------------------------------------------------------------
Balance, December 31, 1996                    1,400           1           -          -       393,819        (3,055)      390,765
 Net loss from 1/1/97 through 9/30/97                                                        (35,275)                    (35,275)
 Net loss from 10/1/97 through 12/31/97                                        (17,116)                                  (17,116)
 Transfers from C-TEC                                                                         17,980                      17,980
 Common stock issued in connection
 with the distribution                   54,967,952      54,968     321,556                 (376,524)                          -
 Stock plan transactions                     20,518          20         210                                                  230
                                      ---------------------------------------------------------------------------------------------
Balance, December 31, 1997               54,989,870     $54,989    $321,766   ($17,116)     $      -       ($3,055)     $356,584
                                      =============================================================================================

See accompanying notes to Consolidated Financial Statements







                                RCN CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Thousands of Dollars Except Per Share Data)

1. BACKGROUND AND BASIS OF PRESENTATION

  Prior to September 30, 1997, RCN Corporation (the "Company" or "RCN") was operated as part of C-TEC Corporation ("C-TEC"). On September 30, 1997, C-TEC distributed 100 percent of the outstanding shares of common stock of its wholly owned subsidiaries, RCN Corporation ("RCN") and Cable Michigan, Inc. ("Cable Michigan") to holders of record of C-TEC's Common Stock and C-TEC's Class B Common Stock as of the close of business on September 19, 1997 (the "Distribution") in accordance with the terms of a Distribution Agreement dated September 5, 1997 among C-TEC, RCN and Cable Michigan. RCN consists primarily of C-TEC's bundled residential voice, video and Internet access operations in the Boston to Washington, D.C. corridor, its existing New York, New Jersey and Pennsylvania cable television operations, a portion of its long distance operations and its international investment in Megacable, S.A. de C.V. ("Megacable"). Cable Michigan, Inc. consists of C-TEC's Michigan cable operations, including its 62% ownership in Mercom, Inc. In connection with the Distribution, C-TEC changed its name to Commonwealth Telephone Enterprises, Inc. ("CTE").

  The consolidated financial statements have been prepared using the historical basis of assets and liabilities and historical results of operations of all wholly and majority owned subsidiaries. However, the historical financial information presented herein reflects periods during which the Company did not operate as an independent company and accordingly, certain assumptions were made in preparing such financial information. Such information, therefore, may not necessarily reflect the results of operations, financial condition or cash flows of the Company in the future or what they would have been had the Company been an independent, public company during the reporting periods. All material intercompany transactions and balances have been eliminated. Investments accounted for by the equity method include a 40% interest in Megacable, a Mexican cable television system operator. Joint ventures which the Company controls and in which the minority investors do not possess significant veto rights are consolidated. Other joint ventures are accounted for by the equity method.

  C-TEC's corporate services group has historically provided substantial support services such as finance, cash management, legal, human resources, insurance and risk management and its financial statements are included in the consolidated financial statements of the Company. Prior to the Distribution, the corporate office allocated the cost for these services pro rata among the business units supported primarily based on assets; contribution to consolidated earnings before interest, depreciation, amortization, and income taxes; and number of employees. In the opinion of management, the method of allocating these costs is reasonable; however, the costs of these services remaining with the Company after allocation to C-TEC's other business units are not necessarily indicative of the costs that would have been incurred by the Company on a stand-alone basis. Also included in the Company's consolidated financial statements are the financial statements of the corporate financial services company which invests excess cash of, and advances funds to the Company and prior to the Distribution, C-TEC. The financial services company charges interest expense on outstanding advances and pays interest income on excess cash invested for affiliates.

  CTE, RCN and Cable Michigan have entered into certain agreements providing for the Distribution, and governing various ongoing relationships, including the provision of support services, between the three companies, including a distribution agreement and a tax-sharing agreement.

2.  SEGMENT INFORMATION

  The Company has elected to adopt Statement of Financial Accounting Standards No. 131-- "Disclosure about Segments of an Enterprise and Related Information" ("SFAS 131") in the first quarter of 1998 and has retroactively restated its segment disclosures.

  The Company's operations involve developing an advanced fiber network to provide a bundled service package of voice, video and data services to new customers in high density markets and migrating as many customers as is economically justified to the single source network, including customers which were served by the Company's previously separate lines of business for which profitability was separately measurable and monitored. While the Company's chief decision makers monitor the revenue streams of the various products, operations are managed and financial performance is evaluated based upon the delivery of multiple services to customers over a single network. This allows the Company to leverage its network costs to maximum profitability. As a result, there are many shared expenses generated by the various revenue streams; because management believes that any allocation of the expenses incurred on a single network to multiple revenue streams would be impractical and arbitrary, management does not currently make such allocations internally. The chief decision makers do, however, monitor financial performance in a way which is different from that depicted in the Company's historical general purpose financial statements.

  The Company manages operations and evaluates operating financial performance on a pro forma total RCN basis, which reflects the consolidation of all domestic joint ventures, including those not consolidated under generally accepted accounting principles. The same net loss results on both a historical and pro forma total RCN basis since the outside ownership of the joint venture, which is consolidated only in the pro forma total RCN information, is reflected as minority interest in the pro forma total RCN information. Such results are as follows:


                                                                                             Pro Forma
                                                                                             Total RCN
                                                                                             Year Ended
                                                                                            December 31,
                                                                        -------------------------------------------------
                                                                               1997            1996             1995
                                                                         --------------  ---------------  ---------------
Sales:
 Voice                                                                         $  4,007         $    830         $    237
 Video                                                                          103,371           87,470           65,699
 Data                                                                                41                4               --
 Commercial and other                                                            19,878           16,606           26,061
                                                                        -------------------------------------------------
Total Sales                                                                     127,297          104,910           91,997
Costs and expenses, excluding depreciation and amortization:
 Direct expenses                                                                 51,757           35,226           39,604
 Operating, selling, general and administrative                                  83,422           43,881           35,399
                                                                        -------------------------------------------------
EBITDA before nonrecurring charge                                                (7,882)          25,803           16,994
Depreciation and amortization                                                    53,205           38,881           22,336
Nonrecurring charge                                                              10,000               --               --
                                                                        -------------------------------------------------
Operating loss                                                                  (71,087)         (13,078)          (5,342)
Interest income                                                                  22,824           25,602           29,001
Interest expense                                                                (25,602)         (16,046)         (16,517)
Other income (expense), net                                                         131             (546)            (304)
                                                                        -------------------------------------------------
(Loss) income before income taxes                                               (73,734)          (4,068)           6,838
(Benefit) provision for income taxes                                            (20,849)             979            1,119
                                                                        -------------------------------------------------
(Loss) income before equity in unconsolidated entities, minority                (52,885)          (5,047)           5,719
 interest and extraordinary item
Equity in loss of unconsolidated entities                                        (3,698)          (2,282)          (3,461)
Minority interest in loss (income) of consolidated entity                         7,402            1,340             (144)
                                                                        -------------------------------------------------
(Loss) income before extraordinary item                                         (49,181)          (5,989)           2,114
Extraordinary charge -- debt prepayment penalty                                  (3,210)              --               --
Net (loss) income                                                              $(52,391)        $ (5,989)        $  2,114
                                                                        =================================================

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Cash and Temporary Cash Investments - For purposes of reporting cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be temporary cash investments. Temporary cash investments are stated at cost which approximates market.

  Short-Term Investments and Investments Restricted for Debt Service -- Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determination at each balance sheet date in accordance with Statement of Financial Accounting Standards No. 115 -- "Accounting for Certain Investments in Debt and Equity Securities." At December 31, 1997 and 1996, marketable debt and equity securities have been categorized as available for sale. The Company states its short-term investments at cost, which approximates market. Investments restricted for debt service have been categorized as held to maturity.

  Property, Plant and Equipment and Depreciation - Property, plant and equipment reflects the original cost of acquisition or construction, including payroll and related costs such as taxes, pensions and other fringe benefits, and certain general administrative costs.

  Depreciation is provided on the straight-line method based on the useful lives of the various classes of depreciable property. The average estimated lives of depreciable property, plant and equipment are:

                                                            Lives

                                                   ----------------------

Hybrid fiber/coaxial plant                                5-22 years
Advanced fiber plant                                     10-15 years
Wireless & other plant                                     5 years
Buildings and leasehold improvements                      5-45 years
Furniture, fixtures and vehicles                          3-10 years
Other                                                      3 years

  Repairs of all property, plant and equipment and minor replacements and renewals are charged to expense as incurred. Major replacements and betterments are capitalized. Gain or loss is recognized on major retirements and dispositions.

  Intangible Assets - Intangible assets are amortized on a straight-line basis over the expected period of benefit ranging from 2 to 15 years.

  Accounting for Impairments - The Company follows the provisions of Statement of Financial Accounting Standards No. 121 -- "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of " ("SFAS 121"). SFAS 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected net future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss for long-lived assets and identifiable intangibles expected to be held and used is based on the fair value of the asset.

  No impairment losses have been recognized by the Company pursuant to SFAS 121.

  Revenue Recognition - Local telephone service revenue is recorded as earned based on tariffed rates. Long distance telephone service revenue is recorded based on minutes of traffic processed and tariffed rates or contracted fees. Revenues from cable programming services are recorded in the month the service is provided. Internet access service revenues are recorded based on contracted fees.

  Advertising Expense - Advertising costs are expensed as incurred. Advertising expense charged to operations was $12,203, $1,441 and $862 in 1997, 1996 and 1995, respectively.

  Stock Based Compensation - The Company applies Accounting Principles Board Opinion No. 25 -- "Accounting for Stock Issued to Employees" ("APB 25") in accounting for its stock plans. The Company has adopted the disclosure - only provisions of Statement of Financial Accounting Standards No. 123 -- "Accounting for Stock-Based Compensation" ("SFAS 123").

  Earnings (loss) per share - The Company has adopted statement of Financial Accounting Standards No. 128 -- "Earnings Per Share" ("SFAS 128"). Basic earnings (loss) per share is computed based on net income (loss) divided by the weighted average number of shares of common stock outstanding during the period.

  Diluted earnings (loss) per share is computed based on net income (loss) divided by the weighted average number of shares of common stock outstanding during the period after giving effect to convertible securities considered to be dilutive common stock equivalents. The conversion of stock options during periods in which the Company incurs a loss from continuing operations is not assumed since the effect is anti-dilutive. The number of stock options which would have been converted in 1997 and have a dilutive effect if the Company had income from continuing operations is 517,506.

  For periods prior to October 1, 1997, during which the Company was a wholly owned subsidiary of C-TEC, earnings (loss) per share was calculated by dividing net income (loss) by the number of average common shares of C-TEC outstanding, based upon a distribution ratio of one share of Company common equity for each share of C-TEC common equity owned.


                                                                       Years Ended December 31,
                                                       ----------------------------------------------------
                                                              1997              1996              1995
                                                        ---------------  ----------------  ----------------
Income (loss) before extraordinary charge                   $   (49,181)      $    (5,989)      $     2,114
                                                       ====================================================
Basic earnings per average common share:
Average shares outstanding                                   54,965,716        54,918,394        54,890,334
(Loss) income per average common share                      $     (0.89)      $     (0.11)      $      0.04
Diluted earnings per average common share:
Average shares outstanding                                   54,965,716        54,918,394        54,890,334
Dilutive shares resulting from stock options                         --                --                --
                                                       ----------------------------------------------------
                                                             54,965,716        54,918,394        54,890,334
                                                       ====================================================
(Loss) income per average common share                      $     (0.89)      $     (0.11)      $      0.04

  Income Taxes - The Company and its subsidiaries report income for federal tax purposes on a consolidated basis. Prior to the Distribution, the Company and its subsidiaries were included in the consolidated federal income tax return of C-TEC. Income tax expense is allocated to subsidiaries on a separate return basis except that the Company's subsidiaries receive benefit for the utilization of net operating losses and investment tax credits included in the consolidated return even if such losses and credits could not have been used on a separate return basis. The Company accounts for income taxes using Statement of Financial Accounting Standards No. 109 -- "Accounting for Income Taxes." The statement requires the use of an asset and liability approach for financial reporting purposes. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between financial reporting basis and tax basis of assets and liabilities. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

  Investment tax credits ("ITC") for the Company have been deferred in prior years and are being amortized over the average lives of the applicable property.

  Foreign Currency Translation - The Company has a 40% interest in Megacable. For purposes of determining its equity in the earnings of Megacable, the Company translates the revenues and expenses of Megacable into U.S. dollars at the average exchange rates that prevailed during the period. Assets and liabilities are translated into U.S. dollars at the rates in effect at the end of the fiscal period. Prior to 1997, the Company's share of the gains or losses that result from this process are shown in the cumulative translation adjustment account in the common shareholders' equity section of the balance sheet. Effective January 1, 1997, since the three-year cumulative rate of inflation at December 31, 1996 exceeded 100%, Mexico is treated for accounting purposes as having a highly inflationary economy. As a result, the financial statements of Megacable are remeasured as if the functional currency were the U.S. dollar. The remeasurement of the Mexican peso into U.S. dollars creates translation adjustments which are included in net income. The Company's proportionate share of gains and losses resulting from transactions of Megacable, which are made in currencies different from its own, are included in income as they occur.

4.  BUSINESS COMBINATIONS

  The following business combinations were transacted by wholly owned subsidiaries of C-TEC. The acquired businesses were transferred to the Company in connection with the Distribution.

  On August 30, 1996, FNY Holding Company, Inc., formerly a wholly owned subsidiary of C-TEC ("FNY") acquired from Kiewit Telecom Holdings, C-TEC's controlling shareholder at the time, an 80.1% interest in Freedom New York, LLC and all related rights and liabilities ("Freedom") for cash consideration of approximately $29,000. In addition, FNY assumed liabilities of approximately $7,600. (In March 1996, Freedom had acquired the wireless cable television business of Liberty Cable Television). The acquisition was accounted for as a purchase, and accordingly, Freedom is included in the Company's consolidated financial statements since September 1996. The full fair value of assets acquired and liabilities assumed has been reflected in the Company's financial statements with minority interest reflecting the separate 19.9% ownership.

  FNY allocated the purchase price paid on the basis of the fair value of property, plant and equipment and identifiable intangible assets acquired and liabilities assumed. There was no excess cost over fair value of net assets acquired.

  Contingent consideration of $15,000 was payable in cash and was to be based upon the number of net eligible subscribers, as defined in the Acquisition Agreement, in excess of 16,563 delivered to the Company. The contingent consideration is not included in the acquisition cost total above but was to have been recorded when and if the future delivery of subscribers occurred. In addition, FNY paid $922 to Kiewit Telecom Holdings which represents compensation for foregone interest on the amount invested by Kiewit Telecom Holdings in Freedom. This amount has been charged to operations.

  On March 21, 1997, the Company paid $15,000 in full satisfaction of contingent consideration payable for the original acquisition of Freedom. Additionally, pursuant to the terms of the Freedom Operating Agreement, the assets of RCN Telecom Services of New York, Inc., a wholly-owned subsidiary of RCN, were contributed to Freedom, in which the Company had an 80.1% ownership interest prior to such contribution. Subsequent to this contribution, the Company paid $15,000 to acquire the minority ownership of Freedom. These amounts were primarily allocated to excess cost over fair value of net assets acquired and are being amortized over a period of approximately six years. The Company also paid $10,000 to terminate a marketing services agreement between Freedom and an entity controlled by Freedom's former minority owners. The Company charged this amount to operations for the quarter ended March 31, 1997.

  On May 15, 1995, C-TEC Cable Systems, Inc., ("RCN Cable") formerly a wholly owned subsidiary of C-TEC, acquired 40% of the outstanding common stock of Twin County Trans Video, Inc. ("Twin County") in exchange for cash of approximately $26,300, including a $1,000 deposit made in 1994, and a $4,000, 5% promissory note of RCN Cable. In addition, RCN Cable paid $11,000 in consideration of a noncompete agreement and assumed liabilities of approximately $16,400. The remaining shares were subject to an escrow agreement, pending completion of the merger, and were required to be voted under the direction of RCN Cable. As of May 15, 1995, RCN Cable also assumed management of Twin County. As a result, RCN Cable had control of Twin County and accordingly Twin County is consolidated in the Company's financial statements since May 1995, the date of the original acquisition. The remaining outstanding common stock of Twin County was acquired in September 1995 in exchange for $52,000 stated value redeemable convertible preferred stock of C-TEC. The preferred stock has a stated dividend rate of 5%, beginning January 1, 1996. The fair value of the preferred stock, as determined by an independent appraiser was $39,500 which was recorded as additional paid-in capital to the Company. In 1996, the $4,000 promissory note was canceled and RCN Cable paid cash of $500 in settlement of certain purchase price adjustments.

  RCN Cable has allocated the purchase price paid for Twin County on the basis of the fair value of property, plant and equipment and identifiable intangible assets acquired and liabilities assumed. The excess of the consideration for the acquisition over the fair value of the net assets acquired of approximately $16,700 has been allocated to goodwill and is being amortized over a period of approximately 10 years.

  In January 1995, RCN International Holdings, Inc. (formerly C-TEC International, Inc.), formerly a wholly owned subsidiary of C-TEC, purchased a 40% equity position in Megacable. The aggregate consideration for the purchase was cash of $84,115. The Company accounts for its investment by the equity method of accounting. The original excess cost over the underlying equity in the net assets acquired is approximately $94,000, which is being amortized on a straight-line basis over 15 years.

  In January 1995, RCN Cable purchased the assets of Higgins Lake Cable, Inc. for cash of approximately $4,750.

  In June 1995, C-TEC invested approximately $2,220 for a one-third interest in a partnership which intends to provide alternative access telephone service to commercial subscribers. C-TEC transferred this investment to RCN Cable in 1996 at net book value of $1,977. The Company disposed of its investment in 1997 and realized a gain of $661.

  In November 1995, the Company purchased the assets used in the provision of residential telephone services in New York by RealCom Office Communications, Inc. for cash of approximately $1,050.

  The following unaudited pro forma summary presents information as if the acquisitions of Freedom and Twin County had occurred at the beginning of 1996. The pro forma information is provided for information purposes only. It is based on historical information and does not necessarily reflect the actual results that would have occurred nor is it necessarily indicative of future results of operations of the consolidated entities.



                                                                             Years Ended December 31,
                                                                       -----------------------------------
                                                                               1997              1996
                                                                        ----------------  ----------------
                                                                                       (Unaudited)
Sales                                                                           $127,297          $110,116
(Loss) from continuing operations before extraordinary items                    $(72,245)         $(20,189)
Net (loss)                                                                      $(53,831)         $(16,807)
Pro Forma Earnings Per Share:
(Loss) from continuing operations before extraordinary items                    $  (1.31)         $  (0.37)
Net (loss)                                                                      $  (0.98)         $  (0.31)

5.  SHORT-TERM INVESTMENTS

  Short-term investments, stated at cost, include the following at December 31, 1997 and 1996:


                                                                                               1997             1996
                                                                                          ---------------  ---------------
Federal Agency notes                                                                             $110,966      $   --
Commercial Paper                                                                                   43,859        8,823
Corporate debt securities                                                                         222,785       38,008
Certificates of deposit                                                                            37,993          --
                                                                                        ----------------------------------
Total                                                                                            $415,603      $46,831
                                                                                        ==================================

  At December 31, 1997, short term investments with an amortized cost of $329,714 have contractual maturities of one to three years. All remaining short term investments have contractual maturities under one year.

6.  PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment consists of the following at December 31,

                                                1997               1996
                                            ---------------  ----------------

Hybrid fiber/coaxial plant                       $ 157,652          $148,172
Advanced fiber plant                                76,572            29,226
Wireless & other plant                               4,771             4,245
Buildings, leasehold improvements and land          16,607            10,989
Furniture, fixtures and vehicles                    23,399            18,119
Construction in process                             28,195             9,013
Other                                                  563               593
                                            --------------------------------
Total property, plant and equipment                307,759           220,357
Less accumulated depreciation                     (107,419)          (84,529)
                                            --------------------------------
Property, plant and equipment, net               $ 200,340          $135,828
                                            ================================


  Depreciation expense was $24,257, $19,372 and $13,236 for the years ended December 31, 1997, 1996 and 1995, respectively.







7.  INVESTMENTS AND JOINT VENTURES

  Investments at December 31, are as follows:

                                 1997             1996
                            ---------------  ---------------

Megacable                           $70,363          $74,232
Partnership                              --            2,315
Other                                    61               --
                           ---------------------------------
Total Investments                   $70,424          $76,547
                           =================================

  Investments carried on the equity method consist of the following at December 31:

                                         Percentage Owned

                                 ------------------------------
                                        1997           1996
                                  --------------  -------------

Megacable                                  40.00%         40.00%
Partnership Interest                          --          33.33%
Starpower Communications, LLC              50.00%            --


  a. In September 1996, RCN and Boston Edison Company ("BECO"), through wholly owned subsidiaries, entered into a letter of intent to form a joint venture to utilize 126 fiber miles of BECO's fiber optic network to deliver RCN's comprehensive communications package in Greater Boston. The venture, in the form of an unregulated entity with a term expiring in the year 2060, was formed pursuant to a joint venture agreement dated December 23, 1996 (the "Boston Joint Venture Agreement") providing for the organization and operation of RCN-BECOCOM, LLC ("RCN-BECOCOM"). RCN-BECOCOM was organized to own and operate an advanced fiber optic telecommunications network and to provide, in the market in and around Boston, Massachusetts , voice, video and data services, as well as the communications support component of energy related customer services offered by BECO. RCN owns 51% of the equity interest in RCN-BECOCOM and BECO, owns the remaining 49% interest. Future capital contributions are required to be made on a 51% and 49% basis for RCN and BECO, respectively.

  The closing of the transactions contemplated by the Boston Joint Venture Agreement occurred on June 17, 1997. RCN will manage the business of RCN-BECOCOM pursuant to the terms of the Management Agreement and, in consideration therefor, will receive reimbursement for its reasonable costs, and a performance-based fee (based on factors including the number of subscribers and operating cash flow) to be determined by agreement of RCN and RCN-BECOCOM. The initial term of the agreement expires on December 31, 2001. The agreement provides for automatic successive three-year renewal periods, unless notice is given ninety days before the end of the period. As a result of its ownership, management and control, this joint venture with BECO is consolidated in RCN's financial statements.

  Pursuant to an Indefeasible Right of Use Agreement ("IRU Agreement") , BECO will, for certain agreed upon fees, (i) provide construction services to build out the Network, (ii) make available to RCN-BECOCOM (a) all of the available capacity of BECO's existing fiber backbone, and (b) the ability to use BECO's real estate, poles, easements and other interests for the construction and operation of the Network and (iii) maintain the Network. BECO's construction obligations expire on June 17, 2007 and the term of the IRU Agreement expires on December 31, 2060. One year before each respective expiration date, BECO agrees to commence good-faith negotiations to extend construction obligations beyond June 17, 2007 and to allow continued use of BECO's facilities beyond December 31, 2060. The fair value of the IRU transferred by BECO to the joint venture is reflected as "Advanced Fiber Plant" in property, plant and equipment.

  BECO will have the right at the time of the Distribution and every two years thereafter to convert its ownership interest in RCN-BECOCOM into the Common Stock of RCN pursuant to specific terms and conditions. If BECO exercises its conversion rights, BECO will remain obligated to make 49% of all cash contributions by the parties and any cash contributions made after conversion will result in it owning a portion of RCN-BECOCOM based on the value of RCN-BECOCOM at the time of the contribution. BECO may exercise its conversion rights in whole or in part from time to time. In January 1998, BECO notified RCN that it has elected to exercise its option to the full extent permitted by the Exchange Agreement with respect to 1997. RCN and BECO are presently in discussions with respect to the calculation of the agreed upon value for the exercise of such option.

  b. On August 1, 1997, RCN and Potomac Capital Investment Corporation ("PCI"), a wholly owned subsidiary of PEPCO, entered into a letter of intent (the "Letter of Intent") to form a joint venture which will own and operate a communications network to provide voice, video, data and other communications services to residential and commercial customers in the greater Washington, D.C., Virginia and Maryland area (the "Washington, D.C. Market"). Starpower, an unregulated limited liability company with a perpetual term, was formed on October 28, 1997 to construct, own, lease, operate and market a network for the selling of voice, video, data and other telecommunications services to all potential commercial and residential customers in the Washington, D.C. Market. RCN owns 50% of the equity interest in Starpower and PCI owns the remaining 50% interest.

  The closing of the Starpower joint venture (the "Starpower Closing") occurred on December 19, 1997.

  Pursuant to the Amended and Restated Operating Agreement, RCN and Pepco Communications are each required to make additional capital contributions in accordance with a schedule set forth in such agreement on a 50%/50% basis. Failure of either RCN or Pepco Communications to make a scheduled capital contribution or to vote in favor of certain additional capital contributions may result in the recalculation of equity interests. The business and affairs of Starpower is to be managed by RCN and Pepco Communications. So long as RCN and Pepco Communications maintain a 50%/50% equity interest in the joint venture, each of RCN and Pepco Communications will appoint three members to the operating committee, the approval of which is required for any business action. Certain fundamental business actions, such as mergers, acquisitions, sales of substantially all of the assets, liquidation and amendments to the certificate of organization or any agreement signed at the Starpower Closing, require the unanimous approval of the operating committee regardless of whether the parties continue to maintain a 50%/50% ownership interest. As a result of the joint control, Starpower is accounted for under the equity method of accounting.

  A subsidiary of RCN will provide support services including customer service, billing, marketing and certain administrative, accounting and technical support services, each of which shall be provided at cost.

  c. The basis of the Company's investment in Megacable exceeded its underlying equity in the net assets of Megacable when acquired by approximately $94,000 which excess is being amortized on a straight-line basis over 15 years. At December 31, 1997, the unamortized excess over the underlying equity in the net assets was $75,886. The Company recorded its proportionate share of (losses) and amortization of excess cost over net assets of ($3,869), ($2,190) and ($3,061) in 1997, 1996 and 1995, respectively.

  Effective January 1, 1997, since the three-year cumulative rate of inflation at December 31, 1996 exceeded 100%, Mexico is being treated for accounting purposes under Statement of Financial Accounting Standards No. 52 -- "Foreign Currency Translation", as having a highly inflationary economy. As a result, the financial statements of Megacable are remeasured as if the functional currency were the U.S. dollar. The remeasurement of the Mexican peso into U.S. dollars creates translation adjustments which are included in net income. Exchange gains (losses) of $(12), $247, and $(932) in 1997, 1996 and 1995, respectively, including translation losses in 1997, are included in the respective statements of operations through the Company's proportionate share of losses of Megacable.

  The following table reflects the summarized financial position and results of operations of Megacable as of and for the years ended December 31, 1997 and 1996:

                                                     1997             1996
                                               ----------------  ---------------

Assets                                                 $76,323           $67,672
Liabilities                                              8,347             6,455
Stockholders' equity                                    67,976            61,217
Sales                                                   30,441            23,225
Costs and expenses                                      23,389            15,689
Foreign currency transaction gains (losses)                (31)              618
Net income                                               6,653            10,226




8.  INTANGIBLE ASSETS

  Intangible assets consist of the following at December 31,


                                    Amortization

                                       Period             1997               1996
                                   ---------------  -----------------  -----------------
Franchises and subscriber lists     2-10.5 years            $ 79,273           $ 78,720
Noncompete agreements                 5-8 years               11,209             11,209
Goodwill                             5-10 years               42,787             16,830
Building access rights                3-4 years               15,197             14,920
Other intangible assets              5-15 years                1,469                520
                                                  -------------------------------------
Total intangible assets                                      149,935            122,199
Less accumulated amortization                                (53,388)           (28,728)
                                                  -------------------------------------
Intangible assets, net                                      $ 96,547           $ 93,471
                                                  =====================================

  Amortization expense charged to operations in 1997, 1996 and 1995 was $28,948, $19,509 and $9,100, respectively.

9.  DEFERRED CHARGES AND OTHER ASSETS

  Deferred charges and other assets consist of the following at December 31:


                                                                       1997             1996
                                                                  ---------------  ---------------
Note and interest receivable - Mazon Corporativo, S.A. de C.V.            $17,682          $15,310
Debt issuance costs                                                        19,743              309
Prepaid pension costs                                                          --            2,967
Prepaid professional services                                                 938            3,439
Other                                                                       2,675            2,121
                                                                ----------------------------------
Total                                                                     $41,038          $24,146
                                                                ==================================

10.  DEBT

  a.  Long-term debt

  Long-term debt outstanding at December 31 is as follows:

                                                1997             1996
                                           ---------------  ---------------
Senior Secured Notes 9.65% due 1999               $     --         $131,250
Revolving Credit Agreement                           3,000               --
Term Credit Agreement                              100,000               --
Senior Notes 10% due 2007                          225,000               --
Senior Discount Notes 11 1/8% due 2007             358,103               --
                                         ----------------------------------
Total                                              686,103          131,250
Due within one year                                     --               --
                                         ----------------------------------
Total Long -Term Debt                             $686,103         $131,250
                                         ==================================


  In October 1997, pursuant to Rule 144A of the Securities Exchange Act of 1933, the Company completed an offering of 10% Senior Notes with an aggregate principal amount of $225,000 and 11 1/8% Senior Discount Notes with an aggregate principal amount at maturity of $601,045, both due 2007, to qualified institutional buyers as defined in Rule 144A. The Senior Discount Notes were issued at a discount and generated gross proceeds to the Company of $350,000. In December 1997, the Company commenced an SEC registered Exchange Offer of its 10% Senior Notes due 2007, Series B for any and all outstanding 10% Senior Notes due 2007, Series A and its 11 1/8% Senior Discount Notes due 2007, Series B for any and all outstanding 11 1/8% Senior Discount Notes due 2007 Series A. The Exchange Offer closed in January of 1998. All outstanding notes were exchanged.

  The 10% Senior Notes were issued under an indenture dated October 17, 1997 (the "10% Indenture") between the Company and The Chase Manhattan Bank, as Trustee. The 10% Senior Notes are general senior obligations of the Company which mature on October 15, 2007 and are collateralized by a pledge of the Escrow Account which contains approximately $61,000 of the net proceeds from the sale of the 10% Senior Notes plus approximately $1,000 of aggregate interest, representing funds that, together with the future proceeds from the investment thereof, will be sufficient to pay interest on the 10% Senior Notes for six scheduled interest payments. Interest on the 10% Senior Notes is payable in cash semi-annually in arrears on each April 15 and October 15, commencing April 15, 1998.

  The 10% Indenture contains certain covenants that, among other things, limit the ability of the Company and its subsidiaries to incur indebtedness, pay dividends, prepay subordinated indebtedness, repurchase capital stock, engage in transactions with stockholders and affiliates, create liens, sell assets and engage in mergers and consolidations.

  The 10% Senior Notes are redeemable, in whole or in part, at any time on or after October 15, 2002 at the option of the Company. The 10% Senior Notes have redemption prices starting at 105% of the principal amount and declining to 100% of the principal amount, plus any accrued interest.

  The 11 1/8% Senior Discount Notes were issued under an indenture dated October 17, 1997 (the "11 1/8% Indenture") between the Company and The Chase Manhattan Bank, as Trustee. The 11 1/8% Senior Discount Notes are general senior obligations of the Company, limited to $601,045 aggregate principal amount at maturity and will mature on October 15, 2007. The 11 1/8% Senior Discount Notes were issued at a discount to yield gross proceeds of $350,000. The 11 1/8% Senior Discount Notes will not bear cash interest prior to October 15, 2002.

  The 11 1/8% Indenture contains certain covenants that, among other things, limit the ability of the Company and its subsidiaries to incur indebtedness, pay dividends, prepay subordinated indebtedness, repurchase capital stock, engage in transactions with stockholders and affiliates, create liens, sell assets and engage in mergers and consolidations.

  The 11 1/8% Senior Discount Notes are redeemable, in whole or in part, at any time on or after October 15, 2002 at the option of the Company. The 11 1/8% Senior Discount Notes have redemption prices starting at 105.562% of the principal amount at maturity and declining to 100% of the principal amount at maturity, plus any accrued interest.

  Certain subsidiaries of the Company, including RCN Cable, have in place a $125,000 credit agreement comprised of two credit facilities. The first is a five year revolving credit facility in the amount of $25,000 which provides credit availability through June 30, 2002. Revolving loans may be repaid and reborrowed from time to time. The second is a term credit facility in the amount of $100,000 which is to be repaid over six years in quarterly installments from September 30, 1999 through June 30, 2005. Interest only is due through June 30, 1999. The interest rate is based on either a LIBOR or Base Rate option, at the election of the Company (6.82% at December 31, 1997). The credit agreement is collateralized by a pledge by the Company of its stock in RCN Cable and may, in the future, be secured by pledges of stock of subsidiaries of the Company. At December 31, 1997, the entire $100,000 term credit facility is outstanding and $3,000 of the revolving credit facility is outstanding. RCN Cable used a portion of its initial borrowings under the credit facilities to prepay higher priced Senior Secured Notes. The early extinguishment of the Senior Secured Notes resulted in an extraordinary charge of $3,210, net of taxes of $1,728. The credit agreement contains restrictive covenants which, among other things, require the Company to maintain certain debt to cash flow and interest coverage ratios and place certain limitations on additional debt and investments. The Company does not believe that these covenants will materially restrict its activities.

  In 1989, in order to complete the August 29, 1989 Michigan Cable Television acquisition, RCN Cable entered into a private placement of Senior Secured Notes for $150,000 and a $70,000 Revolving Secured Credit Agreement, which was voluntarily reduced to $60,000 in 1990 and which, in accordance with its terms, reduced on a quarterly basis, through original scheduled maturity in September 1996. In August 1996, RCN Cable obtained an amendment and waiver related to this Revolving Secured Credit Agreement which extended final maturity to December 1996 and increased the amount of available borrowings. Additionally, the restrictive covenant relating to limitations on the amount of capital expenditures was waived for the year ending December 31, 1996. The Senior Secured Notes were collateralized by the stock of certain cable subsidiaries of the Company. On September 1, 1996 and on each September 1 thereafter, a mandatory principal repayment was required on the Senior Secured Notes. The Senior Secured Notes contained restrictive covenants which, among other things, required maintenance of a specified debt to cash flow ratio. These notes were prepaid in 1997 as discussed above. The Senior Secured Notes were classified as long-term at December 31, 1996 since the Company had the intent and the ability to refinance this obligation on a long-term basis through the above credit facilities.

  In connection with the acquisition of Twin County Trans-Video, Inc., RCN Cable issued a $4,000 promissory note at 5% due in May 2003. The note was unsecured. In September 1996, the note was canceled in settlement of certain purchase price adjustments.

  Contractual maturities of long-term debt are as follows:

                      Year Ending December 31,        Aggregate Amounts
                      ------------------------      --------------------
                                1998                       $   --
                                1999                       $ 3,750
                                2000                       $11,250
                                2001                       $16,250
                                2002                       $20,500

  b.  Short-term debt

  At December 31, 1997, the Company had unused lines of credit for $5,500 at prime (8.50% at December 31, 1997). Short-term unsecured borrowings may be made under these lines of credit. The amounts available under these lines of credit are reduced by outstanding letters of credit ($3,060 at December 31,1997). All unused lines of credit are cancellable at the option of the banks. There are no commitment or facility fees associated with maintaining availability of the above-mentioned lines of credit.

11.  INCOME TAXES

  The (benefit) provision for income taxes is reflected in the Consolidated Statements of Operations as follows:


                                                 1997       1996      1995
                                               ---------  --------  --------
Current:
Federal                                       $(11,795)  $ 5,730   $(5,713)
State                                            1,449     1,102       375
                                             ------------------------------
Total Current                                  (10,346)    6,832    (5,338)
                                             ------------------------------
Deferred:
Federal                                        (10,161)   (4,751)    7,016
State                                             (342)   (1,000)     (377)
                                             ------------------------------
Total Deferred                                 (10,503)   (5,751)    6,639
                                             ------------------------------
Amortization of ITC                                 --      (102)     (182)
                                             ------------------------------
Provision (benefit) for income taxes:
Before extraordinary item                      (20,849)      979     1,119
Extraordinary item                              (1,728)       --        --
                                             ------------------------------
Total (benefit) provision for income taxes    $(22,577)  $   979   $ 1,119
                                             ==============================

  At December 31, 1997 and 1995, the Company had tax related balances due from affiliates of $3,186 and $501, respectively. At December 31, 1996, the Company had tax related balances due to affiliates of $817.

  Temporary differences that give rise to a significant portion of deferred tax assets and liabilities at December 31, are as follows:

                                                1997       1996
                                              ---------  ---------
Net operating loss carryforwards              $ 10,078   $  2,130
Alternative minimum tax credits                    167        219
Employee benefit plans                           1,031        882
Reserve for bad debt                               844        693
Start-up costs                                     586        959
Investment in unconsolidated entity              3,985      4,771
Accruals for nonrecurring charges
   and contract settlements                      2,368      2,299
Other, net                                       1,823      1,888
                                            ---------------------
Total deferred tax assets                       20,882     13,841
                                            ---------------------
                                               (14,759)   (15,019)

Property, plant and equipment

Intangible assets                              (11,253)   (17,776)
All other                                       (1,257)    (1,229)
                                            ---------------------
Total deferred liabilities                     (27,269)   (34,024)
                                            ---------------------
Subtotal                                        (6,387)   (20,183)
Valuation allowance                             (8,404)    (3,691)
                                            ---------------------
Total deferred taxes                          $(14,791)  $(23,874)
                                            =====================


  In the opinion of management, based on the future turnaround of existing temporary differences for the consolidated taxpaying group, primarily depreciation, the Company will more likely than not be able to realize substantially all of its deferred tax assets.

  A valuation allowance has been provided for the portion of deferred tax assets which, in the opinion of management is uncertain as to their realization. The valuation allowance relates primarily to state net operating loss carryforwards generated by certain subsidiaries.

  The net change in the valuation allowance for deferred tax assets during 1997 was an increase of $4,713.

  Net operating losses will expire as follows:

                                              Federal   State
                                              -------  -------
                1999                          $   --   $ 2,793
                2000                                     3,087
                2001                                    14,532
                2002                                     3,141
                2003                                    10,244
                2004                                     3,767
                2011                                    38,116
                2012                                     8,028
                2017                           8,218        --
                                            ------------------
                Total                         $8,218   $83,708
                                            ==================

  The provision (benefit) for income taxes is different from the amounts computed by applying the U.S. statutory federal tax rate of 35%. The differences are as follows:


                                                                                     For the Years Ended December 31,
                                                                          ---------------------------------------------------
                                                                                1997              1996              1995
                                                                          ----------------  ----------------  ----------------
 (Loss) income before (benefit) provision for the income taxes and
     extraordinary item                                                          $(70,030)          $(5,010)           $3,233
                                                                        =====================================================
Federal income tax benefit at statutory rate                                     $(24,511)          $(1,753)           $1,131
State income taxes net of federal income tax benefit                                  719                66               (33)
Investment tax credits amortized                                                       --              (102)              (50)
Amortization of goodwill                                                              830               779               388
Estimated nondeductible expenses                                                    1,913             1,564               (93)
Adjustment to prior year accrual                                                     (197)              421              (161)
Other, net                                                                            397                 4               (63)
                                                                        -----------------------------------------------------
Total (benefit) provision for income taxes                                       $(20,849)          $   979            $1,119
                                                                        =====================================================

  In 1995, C-TEC received official notification of final settlement from the Internal Revenue Service relating to the examination of C-TEC's consolidated federal income tax returns for 1989, 1990 and 1991. The most significant adjustment relates to the disallowance of the claimed amortization of certain intangible assets. As a result of the disallowance, the Company's taxes payable for prior years increased approximately $580. The amount accrued in previous years was sufficient to satisfy the above adjustment. No additional accrual during 1995 was required.

  In 1997 and 1996, estimated non-deductible expenses relate primarily to charges in connection with the restructuring of the Company.

12. STOCKHOLDERS' EQUITY AND STOCK PLANS

  The Company has authorized 100,000,000 shares of $1 par value common stock and 200,000,000 shares of $1 par value Class B nonvoting common stock. The Company also has authorized 25,000,000 shares of $1 par value preferred stock. At December 31, 1997, 54,989,870 shares of common stock are issued and outstanding.

  In March 1998, the Company's Board of Directors approved a two-for-one stock split, payable in the form of a 100% stock dividend. The record date for the stock split is March 20, 1998. Stockholders of record at the market close on that date will receive an additional share of RCN common stock for each share held. The distribution date for the stock dividend will be April 3, 1998. All share and per share data, stock option data, and market prices of the Company's common stock have been restated to reflect this stock split.

  In connection with the Distribution, the Company Board adopted the 1997 RCN Corporation Stock Option Plan ("the 1997 Plan"), designed to provide equity based compensation opportunities to key employees when shareholders of the Company have received a corresponding benefit through appreciation in the value of RCN Common Stock.

  The 1997 Plan contemplates the issuance of incentive stock options, as well as stock options that are not designated as incentive stock options, performance-based stock options, stock appreciation rights, performance share units, restricted stock, phantom stock units and other stock-based awards (collectively, "Awards"). Up to 5,000,000 shares of Common Stock, plus 3,040,100 shares of Common Stock issuable in connection with the Distribution related option adjustments, may be issued pursuant to Awards granted under the 1997 Plan.

  Unless earlier terminated by the Company Board, the 1997 Plan will expire on the tenth anniversary of the Distribution. The Company Board or the Compensation Committee may, at any time, or from time to time, amend or suspend and, if suspended, reinstate, the 1997 Plan in whole or in part.

  Prior to the Distribution, certain employees of RCN were granted stock option awards under C-TEC's stock option plans. In connection with the Distribution 3,040,100 options covering Common Stock were issued. Each C-TEC option was adjusted so that each holder would currently hold options to purchase shares of CTE Common Stock, RCN Common Stock and Cable Michigan Common Stock. The number of shares subject to, and the exercise price of, such options were adjusted to take into account the Distribution and to ensure that the aggregate intrinsic value of the resulting RCN, Cable Michigan and CTE options immediately after the Distribution was equal to the aggregate intrinsic value of the C-TEC options immediately prior to the Distribution.

  Information relating to stock options is as follows:

                                                              Weighted Average
                                            Number of Shares   Exercise Price
                                            ----------------  ---------------
Outstanding December 31, 1994                     1,431,000
Granted                                           1,257,000
Exercised                                                --
Canceled                                            280,000
                                          -----------------
Outstanding December 31, 1995                     2,408,000
Granted                                             190,000
Exercised                                            58,000
Canceled                                            272,000
                                          -----------------
Outstanding December 31, 1996                     2,268,000           $ 7.10
Granted                                           4,862,100           $14.31
Exercised                                            20,000           $ 8.07
Canceled                                              3,000           $ 8.36
                                          -----------------
Outstanding December 31, 1997                     7,107,100           $11.95
                                          =================
Shares exercisable December 31, 1997              1,221,000           $ 7.05

  The following table summarizes stock options outstanding and exercisable at December 31, 1997:


                                         Stock Options Outstanding                               Stock Options Exercisable
                           ------------------------------------------------------------     -----------------------------------
                                                   Weighted Average        Weighted Average                    Weighted Average
 Range of Exercise Prices      Shares        Remaining Contractual Life     Exercise Price      Shares          Exercise Price
--------------------------  -------------    --------------------------   ----------------  ---------------    ----------------
$6.24 to $8.40                  3,017,100         7.5 years                     $ 7.36            1,221,000              $7.05
$15.32 to $16.82                4,090,000         9.8 years                      15.33                   --                 --
                          ---------------                                                   ---------------
Total                           7,107,100                                                         1,221,000
                          ===============                                                   ===============

  No compensation expense related to stock option grants was recorded in 1997 as the option exercise prices were equal to fair market value on the date granted.

  Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its stock options under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black Scholes option pricing model with weighted average assumptions for dividend yield of 0% for 1997, 1996 and 1995; expected volatility of 38.6% prior to the Distribution and 49.8% subsequent to the Distribution for 1997, 39.5% for 1996, and 35.9% for 1995; risk-free interest rate of 6.52%, 5.95% and 6.32% for 1997, 1996 and 1995, respectively; and expected lives of 5 years for 1997, 1996 and 1995.

  The weighted-average fair value of options granted during 1997 was $7.46.

  For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma net earnings and earnings per share were as follows:


                                                                1997             1996            1995
                                                           ---------------  ---------------  -------------
Net earnings - as reported                                       $(52,391)         $(5,989)         $2,114
Net earnings - pro forma                                         $(54,419)         $(6,612)         $1,695
Basic earnings per share - as reported                           $  (0.95)         $ (0.11)         $ 0.04
Basic earnings per share - pro forma                             $  (0.99)         $ (0.12)         $ 0.03
Diluted earnings per share - as reported                         $  (0.95)         $ (0.11)         $ 0.04
Diluted earnings per share - pro forma                           $  (0.99)         $ (0.12)         $ 0.03

  In November 1996, the C-TEC shareholders approved a stock purchase plan for certain key executives (the C-TEC "Executive Stock Purchase Plan" or "C-TEC ESPP"). Under the C-TEC ESPP, participants may purchase shares of C-TEC Common Stock in an amount of between 1% and 20% of their annual base compensation and between 1% and 100% of their annual bonus compensation provided, however, that in no event shall the participant's total contribution exceed 20% of the sum of their annual compensation, as defined by the C-TEC ESPP. Participant's accounts are credited with the number of share units derived by dividing the amount of the participant's contribution by the average price of a share of C-TEC Common Stock at approximately the time such contribution is made. The share units credited to a participant's account do not give such participant any rights as a shareholder with respect to, or any rights as a holder or record owner of, any shares of C-TEC Common Stock. Amounts representing share units that have been credited to a participant's account will be distributed, either in a lump sum or in installments, as elected by the participant, following the earlier of the participant's termination of employment or three calendar years following the date on which the share units were initially credited to the participant's account. It is anticipated that, at the time of distribution, a participant will receive one share of C-TEC Common Stock for each share unit being distributed.

  Following the crediting of each share unit to a participant's account, a matching share of Common Stock is issued in the participant's name. Each matching share is subject to forfeiture as provided in the C-TEC ESPP. The issuance of matching shares will be subject to the participant's execution of an escrow agreement. A participant will be deemed to be the holder of, and may exercise all the rights of a record owner of, the matching shares issued to such participant while such matching shares are held in escrow.

  Shares of restricted C-TEC Common Stock awarded under the C-TEC Executive Stock Purchase Plan and share units awarded under the C-TEC ESPP that relate to C-TEC Common Stock were adjusted so that following the Distribution, each such participant was credited with an aggregate equivalent value of restricted shares of common stock of Commonwealth Telephone Enterprises, the Company and Cable Michigan. In 1997, the Company's Board of Directors approved the RCN Corporation Executive Stock Purchase Plan (the "RCN ESPP"), with terms substantially the same as the C-TEC ESPP. The number of shares which may be distributed under the RCN ESPP as matching shares or in payment of share units is 250,000. At December 31, 1997, 61,412 matching shares have been issued under the RCN ESPP, none of which are vested. The Company recognizes the cost of the matching shares over the vesting period. Expense recognized in 1997 and 1996 was $80 and $145, respectively.

13.  PENSIONS AND EMPLOYEE BENEFITS

  Prior to the Distribution, the Company's financial statements reflect the costs experienced for its employees and retirees while included in the C-TEC plans.

  Through December 31, 1996, substantially all employees of the Company were included in a trusteed noncontributory defined benefit pension plan, maintained by C-TEC. Upon retirement, employees are provided a monthly pension based on length of service and compensation. C-TEC funds pension costs to the extent necessary to meet the minimum funding requirements of ERISA. Substantially, all employees of C-TEC's Pennsylvania cable television operations (formerly Twin County Trans Video, Inc.) were covered by an underfunded plan which was merged into C-TEC's overfunded plan on February 28, 1996.

  The information that follows relates to the entire C-TEC noncontributory defined benefit plan. The components of C-TEC's pension cost are as follows:

                                                 1996               1995
                                              --------------  -----------------

Benefits earned during the year (service cost)      $ 2,365           $  1,656
Interest cost on projected benefit obligation         3,412              3,083
Actual return on plan assets                         (3,880)           (12,897)
Other components  net                                (1,456)             8,482
                                              --------------------------------
Net periodic pension cost                           $   441           $    324
                                              ================================









  The following assumptions were used in the determination of the consolidated projected benefit obligation and net periodic pension cost:

                                                       December 31,
                                            ----------------------------------
                                                  1996              1995
                                            ----------------  ----------------

Discount rate                                      7.5%              7.0%
Expected long-term rate of
  return on plan assets                            8.0%              8.0%
Weighted average long-term rate
  of compensation increases                        6.0%              6.0%


  The Company's allocable share of the consolidated net periodic pension costs, based on the Company's proportionate share of consolidated annualized salaries as of the valuation date, was approximately $158 and $251 for 1996 and 1995, respectively. These amounts are reflected in operating expenses. As discussed below, no pension cost (credit) was recognized in 1997.

  In connection with the restructuring, C-TEC completed a comprehensive study of its employee benefit plans in 1996. As a result of this study, effective December 31, 1996, in general, employees of the Company no longer accrue benefits under the defined benefit pension plans and became fully vested in their benefit accrued through that date. C-TEC notified affected participants in December 1996. In December 1996, C-TEC allocated pension plan assets of $6,984 and the related liabilities to a separate plan for employees who no longer accrue benefits after lump sum distributions. The allocation of assets and liabilities resulted in a curtailment/settlement gain of $4,292. The Company's allocable share of this gain was $3,437. This gain results primarily from the reduction of the related projected benefit obligation. The curtailed plan has assets in excess of the projected benefit obligation. Such excess amounts to $3,917 which, along with unrecognized items of $1,148 results in prepaid pension cost of $2,769, which is included in "Prepayments and other" in the accompanying 1997 and 1996 consolidated balance sheets.

  The following table sets forth the plans' funded status and amounts recognized in C-TEC's balance sheet at December 31, 1996:

Plan assets at fair value                                            $ 55,325
Actuarial present value of benefit obligations:
Accumulated benefit obligations:
Vested                                                                 32,372
Nonvested                                                               1,704
                                                           ------------------
Total                                                                  34,076
Effect of increases in compensation                                     6,042
                                                           ------------------
Plan assets in excess of (less than)
  projected benefit obligation                                         15,207
Unrecognized transition asset                                          (3,463)
Unrecognized prior service cost                                         2,438
Unrecognized net gain                                                 (11,215)
                                                           ------------------
Prepaid pension cost                                                 $  2,967
                                                           ==================

  C-TEC's pension plan has assets in excess of the accumulated benefit obligation. Plan assets include cash, equity, fixed income securities and pooled funds under management by an insurance company. Plan assets include common stock of C-TEC with a fair value of approximately $5,835 at December 31, 1996.

  Prepaid pension cost is included in "Deferred Charges and Other Assets" in the accompanying 1996 consolidated balance sheet. The prepaid pension asset was transferred to CTE in connection with the Distribution in 1997.

  C-TEC sponsors a 401(k) savings plan covering substantially all employees of the Company who are not covered by collective bargaining agreements. Contributions made by the Company to the 401(k) plan are based on a specific percentage of employees contributions. Contributions charged to expense were $354 and $268 in 1996 and 1995, respectively. Contributions charged to expense in 1997 prior to the Distribution were $515.

  In connection with the Distribution, RCN established a qualified savings plan under Section 401(k) of the Code that will also qualify as an ESOP under Sections 401(a) and 4975(e)(7) of the Code (the "ESOP"). Eligible active employees under the ESOP, employees of the Company Businesses who make Section 401(k) contributions and certain other employees will be allocated shares of Company Common Stock. Contributions charged to expense in 1997 were $306.

  The Company provides certain postemployment benefits to former or inactive employees of the Company who are not retirees. These benefits are primarily short-term disability salary continuance. The Company accrues the cost of postemployment benefits over employees' service lives. The Company uses the services of an enrolled actuary to calculate the expense. Prior to the Distribution, C-TEC allocated the cost of these benefits to the Company based on the Company's proportionate share of consolidated annualized salaries. The Company reimbursed C-TEC for its allocable share of the consolidated postemployment benefit cost. The net periodic postemployment benefit cost (credit) was approximately $458, $539 and ($106) in 1997, 1996 and 1995, respectively.

14.  COMMITMENTS AND CONTINGENCIES

  a. The Company had various purchase commitments at December 31, 1997 related to its 1998 construction budget.

  b. Total rental expense, primarily for office space and pole rentals, was $3,505, $3,632 and $2,846 for 1997, 1996 and 1995, respectively. At December 31,
1997, rental commitments under noncancellable leases, excluding annual pole rental commitments of approximately $794 that are expected to continue indefinitely, are as follows:

                                            Aggregate
          Year                               Amounts
          ------------                 ------------------
          1998                                     $3,725
          1999                                     $3,314
          2000                                     $2,939
          2001                                     $2,826
          2002                                     $2,848
          Thereafter                               $8,501


  c. The Company has outstanding letters of credit aggregating $3,060 at December 31, 1997.

  d. The Company has entered into various noncancellable contracts for network services. Future obligations under these agreements are as follows:

                                         Network
      Year                              Services
      --------------------------     --------------
      1998                                 $3,026
      1999                                 $3,064
      2000                                 $3,012
      2001                                 $2,762
      2002                                 $   12
      Thereafter                           $   14


  e. The Company is subject to the provisions of the Cable Television Consumer Protection and Competition Act of 1992, as amended, and the Telecommunications Act of 1996. The Company has either settled challenges or accrued for anticipated exposures related to rate regulation. However, there is no assurance that there will not be additional challenges to its rates.

  f. In the normal course of business, there are various legal proceedings outstanding. In the opinion of management, these proceedings will not have a material adverse effect on the financial position or results of operations or liquidity of the Company.

  g. The Company has agreed to indemnify Cable Michigan and CTE and their respective subsidiaries against any and all liabilities which arise primarily from or relate primarily to the management or conduct of the business of the Company prior to the effective time of the Distribution. The Company has also agreed to indemnify Cable Michigan and CTE and their respective subsidiaries against 30% of any liability which arises from or relates to the management or conduct prior to the effective time of the Distribution of the businesses of C-TEC and its subsidiaries and which is not a true CTE liability, a true Cable Michigan liability or a true Company liability.

  The Tax Sharing Agreement, by and among the Company, Cable Michigan and CTE (the "Tax Sharing Agreement"), governs contingent tax liabilities and benefits, tax contests and other tax matters with respect to tax returns filed with respect to tax periods, in the case of the Company, ending or deemed to end on or before the Distribution Date. Under the Tax Sharing Agreement, Adjustments (as defined in the Tax Sharing Agreement) to taxes that are clearly attributable to the Company Group, the Cable Michigan Group, or the CTE Group will be borne solely by such group. Adjustments to all other tax liabilities will be borne 50% by CTE, 30% by the Company and 20% by Cable Michigan.

  Notwithstanding the above, if as a result of the acquisition of all or a portion of the Capital stock or assets of the Company, the Distribution fails to qualify as a tax-free distribution under Section 355 of the Code, then the Company will be liable for any and all increases in tax attributable thereto.

  h. Under the Starpower Amended and Restated Operating Agreement, the Company is committed to make quarterly capital contributions aggregating the following in the years ended December 31:

                        1998                 $56,250
                        1999                 $68,750
                        2000                 $25,000

  i. If, within five years after the Distribution, the ESOP portion of the 401(k) Plan does not hold shares representing at least 3% of the number of shares of Company Common Stock outstanding immediately after the Distribution as increased by the number of shares issuable to BECO pursuant to the Exchange Agreement (collectively, "Outstanding Company Common Stock") with a market value at such time of not less than $24,000, RCN will issue to the ESOP, in exchange for a note from the ESOP (the "ESOP Note"), the amount of Company Common Stock necessary to increase the ESOP's holdings of Company Common Stock to that level, provided, however, that RCN is not obligated to issue shares to the ESOP in excess of 5% of the number of shares of Outstanding Company Common Stock.

15.  AFFILIATE AND RELATED PARTY TRANSACTIONS

  The Company had the following transactions with affiliates during the years ended December 31, 1997, 1996 and 1995:


                                                                               1997             1996             1995
                                                                          ---------------  ---------------  ---------------
Corporate office costs allocated to affiliates                                    $12,091          $12,362          $10,009
Cable staff and customer service costs allocated to Cable Michigan                  3,489            3,577            2,952
Interest income on affiliate notes                                                  8,688           15,119           17,340
Interest expense on affiliate notes                                                   537              354              279
Long-distance terminating access charge expense from CTE                            1,312              728              862
Royalty fees charged by CTE                                                           669              859              533
Revenue from engineering services                                                      --              296            2,169
Other affiliate revenues                                                            1,576               --                6
Other affiliate expenses                                                            2,199            1,980            2,090

  At December 31, 1997 and 1996, the Company has accounts receivable from related parties of $9,829 and $12,614, respectively, for these transactions. At December 31, 1997 and 1996, the Company has accounts payable to related parties of $3,748 and $4,880, respectively, for these transactions.

  The Company had notes receivable of $7,914 in 1996 from advances by the Company's corporate financial services company to CTE. The Company also had notes receivable of $147,567 at December 31, 1996, from Cable Michigan, Inc. primarily related to the acquisition of the Michigan cable operations and subsequent operations. All intercompany notes receivable were settled in connection with the Distribution.

  The Company had notes payable of $11,854 in 1996 from excess cash advanced by CTE to the Company's corporate financial services company for investment. All intercompany notes payable were settled in connection with the Distribution.

16.  OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

  Certain financial instruments potentially subject the Company to concentrations of credit risk. These financial instruments consist primarily of trade receivables, cash and temporary cash investments, and short-term investments.

  The Company places its cash and temporary investments with high credit quality financial institutions and limits the amount of credit exposure to any one financial institution. The Company also periodically evaluates the creditworthiness of the institutions with which it invests. The Company does, however, maintain unsecured cash and temporary cash investment balances in excess of federally insured limits.

  The Company's trade receivables reflect a customer base primarily centered in the Boston to Washington, D.C. corridor of the United States. The Company routinely assesses the financial strength of its customers. As a consequence, concentrations of credit risk are limited.

17.  DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

  a.  Cash and temporary cash investments

  The carrying amount approximates fair value because of the short maturity of these instruments.

  b.  Short-term investments

  Short-term investments consist of commercial paper, corporate debt securities, certificates of deposit and federal agency notes. Short-term investments are carried at amortized cost which approximates fair value due to the short period of time to maturity.

  c.  Long-term investments

  Long-term investments consist of investments accounted for under the equity method for which disclosure of fair value is not required. The note and interest receivable are carried at cost plus accrued interest which management believes approximates fair value.

  d.  Investments restricted for debt service

  Investments restricted for debt service consists of an amount placed in escrow from the proceeds of the 10% Senior Notes which, together with the proceeds from the investment thereof, will be sufficient to pay interest on the 10% Senior Notes for six scheduled interest payments. Investments restricted for debt service are carried at amortized cost.

  e.  Long-term debt

  The fair value of fixed rate long-term debt was estimated based on the Company's current incremental borrowing rate for debt of the same remaining maturities. The fair value of floating rate debt is considered to be equal to the carrying value since the debt reprices at least every six months and the Company believes that its credit risk has not changed from the time the floating rate debt was borrowed and therefore, it would obtain similar rates in the current market.

  f.  Letter of credit

  The contract amount of letters of credit represents a reasonable estimate of their value since such instruments reflect fair value as a condition of their underlying purpose and are subject to fees competitively determined in the marketplace.
  The estimated carrying fair value of the Company's financial instruments are as follows at December 31:


                                                                 1997                                  1996
                                                          ----------------------------------    ----------------------------------
                                                            Carrying Amount    Fair Value         Carrying Amount    Fair Value
                                                            ---------------  ---------------      ---------------  ---------------
Financial Assets:
    Cash and temporary cash investments                            $222,910         $222,910             $ 61,843         $ 61,843
    Short-term investments                                         $415,603         $415,603             $ 46,831         $ 46,831
    Note and interest receivable                                   $ 17,682         $ 17,682             $ 15,310         $ 15,310
    Investments restricted for debt service                        $ 61,911         $ 61,911                   --               --
Financial Liabilities:
   Fixed rate long-term debt:
   Senior Secured Notes                                                  --               --             $131,250         $137,459
   Senior Notes 10%                                                $225,000         $233,438                   --               --
   Senior Discount Notes 11.125%                                   $358,103         $377,156                   --               --
 Floating rate long-term debt:
   Revolving Credit Agreement                                      $  3,000         $  3,000                   --               --
   Term Credit Agreement                                           $100,000         $100,000                   --               --
 Unrecognized financial instruments:
   Letters of credit                                               $  3,060         $  3,060             $  3,060         $  3,060


18.  QUARTERLY INFORMATION (UNAUDITED)

1997                                                         1st Quarter        2nd Quarter       3rd Quarter        4th Quarter
--------------------------------------------------------  ----------------   ----------------  -----------------  ----------------
Sales                                                            $ 29,677          $ 31,029           $ 31,148          $ 35,443
 Operating income (loss) before depreciation,
     amortization and nonrecurring charges                       $  4,153          $    850           $ (4,332)          ($8,341)
Operating (loss)                                                 $(18,037)         $(12,416)          $(18,011)         $(22,411)
Loss before extraordinary charge                                     N/A               N/A                N/A           $(17,116)
Loss before extraordinary charge per Average common
     share                                                           N/A               N/A                N/A           $  (0.31)
Common Stock
High                                                                  N/A               N/A           $  16.63          $  21.63
Low                                                                   N/A               N/A           $  12.44          $  12.50

1996                                                        1st Quarter       2nd Quarter       3rd Quarter       4th Quarter
--------------------------------------------------------  ----------------  ----------------  ----------------  ----------------
Sales                                                             $24,165           $24,852           $26,746           $29,147
Operating income before depreciation and amortization             $ 4,199           $ 7,777           $ 9,188           $ 4,639
Operating (loss)                                                  $(4,621)          $(1,233)          $   (19)          $(7,205)

19.  SUBSEQUENT EVENTS

  a. In February 1998, the Company completed an offering of 9.8% Senior Discount Notes with an aggregate principal amount at maturity of $567,000, due February 2008. The 9.8% Senior Discount Notes were issued at a discount and generated gross proceeds to the Company of $350,587.

  The 9.8% Senior Discount Notes are general senior obligations of the Company, limited to $567,000 aggregate principal amount at maturity and will mature on February 15, 2008. The 9.8% Senior Discount Notes were issued at a discount to yield gross proceeds of $350,587. The 9.8% Senior Discount Notes will not pay cash interest prior to February 15, 2003. The yield to maturity of the 9.8% Senior Discount Notes, determined on a semi-annual bond equivalent basis, will be 9.8% per annum.

  The 9.8% Indenture contains certain covenants that, among other things, limit the ability of the Company and its subsidiaries to incur indebtedness, pay dividends, prepay subordinate indebtedness, repurchase capital stock, engage in transactions with stockholders and affiliates, create liens, sell assets and engage in mergers and consolidations.

  The 9.8% Senior Discount Notes are redeemable, in whole or in part, at any time on or after February 15, 2003 at the option of the Company. The 9.8% Senior Discount Notes may be redeemed at redemption prices starting at 104.9% of the principal amount at maturity and declining to 100% of the principal amount at maturity, plus any accrued and unpaid interest.

  b. On January 21, 1998, RCN entered into the Agreement and Plan of Merger (the "Erols Merger Agreement") among RCN, Erols Internet, Inc. ("Erols"), Erol Onaran, Gold & Appel Transfer, S.A., a British Virgin Islands corporation ("Gold & Appel"), and ENET Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of RCN ("ENET"), to acquire all of the outstanding shares of common stock of Erols. The merger was consummated on February 20, 1998. Erols merged with and into ENET (the "Erols Merger"), with ENET as the surviving corporation. The approximate total Erols Merger consideration was $29,200 in cash, 1,730,648 shares of RCN common stock plus the assumption and repayment of $5,800 of debt. Additionally, the Company is converting approximately 999,000 Erols stock options to 699,104 RCN stock options at an average exercise price of $3.424 per share. The transaction was accounted for under the purchase method of accounting.

  RCN expects to contribute to Starpower approximately 60% of the subscribers acquired in the acquisition of Erols.

  c. On January 21, 1998, RCN, UNET Holdings, Inc., a wholly owned subsidiary of RCN, and Ultranet Communications, Inc. ("Ultranet") entered into an Agreement and Plan of Merger (the "Ultranet Merger Agreement"). The total consideration for the acquisition was $7,368 in cash, 890,384 shares of RCN common stock, and $3,000 in deferred compensation. Additionally, the Company is converting 63,500 UltraNet stock options to 117,052 RCN stock options at an average exercise price of $1.825 per share and making cash payments aggregating approximately $503 to certain other holders of UltraNet stock options. The transaction was consummated on February 27, 1998. The transaction was accounted for under the purchase method of accounting.

  RCN expects to contribute to RCN-BECOCOM approximately 30% of the subscribers acquired in the acquisition of Ultranet.

  d. RCN paid $12,500 in cash in January 1998 as its initial capital contribution to Starpower.

  e. In January 1998, BECO notified RCN that it has elected to exercise its option to the full extent permitted by the Exchange Agreement (Note 7) with respect to 1997. RCN and BECO are presently in discussions with respect to the calculation of the agreed upon value for the exercise of such option.

f. On February 27, 1998, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Lancit Media Entertainment, Ltd. ("Lancit") and LME Acquisition Corporation ("MergerSub"), a wholly owned subsidiary of RCN. Pursuant to the terms of the Merger Agreement, MergerSub will be merged with and into Lancit (the "Merger") such that immediately following the Merger, Lancit will be a wholly-owned subsidiary of RCN. The consummation of the Merger is subject to customary conditions, including the adoption and approval of the Merger and the Merger Agreement by the stockholders of Lancit in accordance with the provisions of applicable law and the filing and effectiveness of a registration statement of RCN. There is no assurance that this transaction will be consummated.

REPORT OF MANAGEMENT

The integrity and objectivity of the financial information presented in these financial statements is the responsibility of the management of RCN Corporation.

The financial statements report on management's accountability for Company operations and assets. To this end, management maintains a system of internal controls and procedures designed to provide reasonable assurance that the Company's assets are protected and that all transactions are accounted for in conformity with generally accepted accounting principles. The system includes documented policies and guidelines, augmented by a comprehensive program of internal and independent audits conducted to monitor overall accuracy of financial information and compliance with established procedures.

Coopers & Lybrand, L.L.P., independent accountants, conduct a review of internal accounting controls to the extent required by generally accepted auditing standards and perform such tests and procedures as they deem necessary to arrive at an opinion on the fairness of the financial statements presented herein.

The Board of Directors meets its responsibility for the Company's financial statements through its Audit Committee which is comprised exclusively of directors who are not officers or employees of the Company. The Audit Committee recommends to the Board of Directors the independent auditors for election by the shareholders. The Committee also meets periodically with management and the independent and internal auditors to review accounting, auditing, internal accounting controls and financial reporting matters. As a matter of policy, the internal auditors and the independent auditors periodically meet alone with, and have access to, the Audit Committee.

/s/ Bruce C. Godfrey
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Bruce C. Godfrey
Executive Vice President
 Chief Financial Officer


                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of RCN Corporation:

  We have audited the accompanying consolidated balance sheets of RCN Corporation and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of RCN Corporation and Subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand L.L.P.
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Coopers & Lybrand L.L.P.
2400 Eleven Penn Center
Philadelphia, Pennsylvania

March 13, 1998
(except Note 2, as to which
  the date is May 20, 1998)